

Growing Up Carter's

Carter's, Inc. **2004** Annual Report



Financial Highlights

Revenue Growth
$ in millions



$271
$823
1994
2004



to Bottom

Carter's Today. Carter's is the nation's largest branded marketer of baby and young children's apparel. The *Carter's* brand is sold through approximately 370 department, national chain, and specialty store accounts and 180 Carter's retail stores. Carter's sells its *Child of Mine* and *Just One Year* brands to Wal-Mart



Growth

17%

Revenue Growth

38%

EBITDA Growth

80%

EPS Growth

Results

Net sales $823.1 million, up 17%

Net income $49.7 million, up over 100%

Record level of operating cash flow of $42.7 million

Debt reduction of $28.2 million or 13%

Growth in all channels

Growth in all product categories

Diversified Revenue



Product Mix

Baby 42%

Playclothes 30%

Sleepwear 21%

Other 7%



Channel Mix

Wholesale 47%

Retail 35%

Mass 18%

At Carter's, of course, our response to a phenomenal year is, "Good job. What's next?"

So here are our objectives for 2005: 8-10% topline growth, 15-20% increase in net income, 25-50 basis points growth in our operating margins, and continued improvement in our working capital and acceleration in debt reduction.

We anticipate that growth in every channel will continue to be supported by Carter's five primary drivers:

- Baby & Sleepwear dominance
- Playclothes opportunity
- Mass channel expansion
- Retail performance
- Supply chain expertise

Our growth initiatives, detailed in the pages to follow, are built from these five drivers that we expect will take us to our next milestone: $1 billion in sales by 2007.

To Our Shareholders:



To put it succinctly, Carter's

We exceeded our goals for topline

In addition to all the good news, I want to mention the several ways in which Carter's is remarkable, each of which is a sustainable advantage in our industry.

Our greatest asset is the *Carter's* brand. This name is trusted year after year, baby after baby, generation after generation by mothers and grandmothers whose standards are extremely high.

Very often, *Carter's* is an expectant mom's first purchase for her baby. We are the #1 gift choice nationwide for family and friends who are touched by each new life. Few apparel brands in this country enjoy anything near our 84% awareness. We call it "share of heart," and it's priceless.

Another advantage is the core characteristics of the people at Carter's; sterling values that can't be taught, but must be acknowledged. This team is driven, hard-working, and motivated, and as a result, Carter's has become a magnet for talent. Over the past three years, we've been able to upgrade every department with outstanding people, including our recent additions in retail management.

Our new executives join a team that is known for its consistent performance, deep bench strength, and decades-long commitment for growth – and we have the talent in place to take Carter's to the next level.

In 2004, our president of marketing, Joe Pacifico, moved into the position of president of Carter's, which enabled me to focus on strategy and long-term planning.

Carter's culture is creative, productive, team-based, disciplined, and focused on serving our brand, our company, and the needs of children. We understand those needs. We understand the desire to celebrate the birth of a child. We're proud of the *Carter's* brand and everything it stands for.

And we're doing our best, every single day, to make our next report card as good as this one.

Sincerely,

Frederick J. Rowan, II
Chairman of the Board of Directors
and Chief Executive Officer

earned "straight A's" in 2004.

and bottom line in every channel.

Baby

- **#1 in the $504 million layette market**
- **27% share of layette**
- **3.8 times larger than the nearest competitor**

Baby Gifts

- **#1 in the $1.1 billion baby gift market**
- **24% share**
- **2.7 times larger than the nearest competitor**

Sleepwear

- **#1 in the $784 million sleepwear market**
- **27% share**
- **75% larger than the nearest competitor**

Newborn Playclothes

- **#1 in the $1.2 billion newborn playclothes market**
- **19% share**
- **50% larger than the nearest competitor**

Brand Identity

Carter's is a special part of the emotional bond between parent and child, because several times every day, Carter's is part of the care experience. In fact, there are over 10 *Carter's* Baby products sold for every child born in America.

Our Baby, Sleepwear, and Playclothes products are distinguished by their consistent quality, attractive colors, and warm-hearted artwork, and an experienced mother or grandmother can usually identify a Carter's gift with one good look.

brand, *Carter's* is the first choice for gifts by shoppers. They trust the *Carter's* brand as the sign of a gift that's appropriate, comfortable, safe, and easily cared for, in addition to being adorable.

Carter's understands children's lives so well that just 10 core products account for over 80% of our Baby and Sleepwear net sales. Our bodysuits, blanket sleepers, and other everyday essential products are beautifully designed and well constructed, with innovative packaging and pricing that keeps them moving almost as fast as the youngsters who wear them.

A new Carter's customer is born every 8 seconds.




peek a boo



Build on proven and disciplined

Opportunities for Organic Growth

We don't expect to stop growing until people stop having babies, and not only are the number of births growing steadily, but most of today's parents have more disposable income to spend on their families. Children's apparel as an industry is unique, because in six short years – from birth to bus – a child typically grows through 10 sizes and dozens of different Baby, Sleepwear, and Playclothes items.

In addition, we round out our offering with select licensed products that have grown steadily and should continue to grow, year after year.



Born to Win

strategies to drive organic growth in our core products.



Bigger and Stronger

Dominate Baby and Sleepwear markets by gaining share with key wholesale customers through



Carter's top 10 core products account for over

80%

of our Baby and Sleepwear net sales.





consistent, superior performance.

Serving the Wholesale Channel

Just under half of our consumers purchase Carter's products in their favorite department stores. The consumers' needs are so consistent and their choices are so foreseeable that 91% of our Baby products are automatically replenished and our essential products are updated in the spring and fall with new colors, fabrics, and artwork.

Growth in All Brands

By providing products that are both fresh and time-tested, Carter's share has grown to 7% of a $17.5 billion wholesale market. By differentiating our three distinct brands (*Carter's*, *Just One Year*, and *Child of Mine*) to a broad consumer base, we enable each one to grow.


Growing by Leaps

Leverage our brand formula in the large and growing Playclothes market.

Currently exceeding

$820 million

in net sales, Carter's next milestone is

$1 billion

in net sales, expected by 2007.







and Bounds

Carter's Wholesale Playclothes Revenue 2001–2004
(in millions)



$36
$61
$96
$103
2001
2002
2003
2004

Enormous Opportunities

Five years ago, Carter's started competing in the highly fragmented, $12 billion Playclothes market, which is five times the size of Baby and Sleepwear combined. We saw our opportunity because a large number of labels with less than 1% share make up 40% of the total. As our wholesale customers consolidate and grow larger, they focus on the strong, proven brands that offer the security of scale and the promise of growth.

Consistent Performance

Today, we have a 6% share of the Playclothes market and expect to continue to gain market share by displacing smaller brands, using our proven core product formula. In our wholesale channel, in fact, sales of *Carter's* Playclothes have surpassed those of Sleepwear.


Drive comparable store sales

Widening Our Lead

As the #1 children's outlet retailer, we are a destination which makes Carter's stores an attractive addition to outlet and strip center malls. In 2004, we added 11 stores for a total of 180 (with 27 in strip malls), and we expect to open 10-12 new stores each year through 2008.

Touching Our Customers

By focusing on our strength in Baby products, our success proves once more that babies are irresistible. Last year, we increased comp store growth 6.2% by implementing some important improvements: we enhanced our product, put Baby products in the front of the store, redesigned our signage to be more emotional and welcoming, made the aisles wider for shoppers with baby carriages, and brought in new leadership.

Focusing on how we could improve each shopper's experience resulted in comp store growth of 6.2%.

the reach of the *Carter's* brand through our retail stores.

Reaching Out



Unique Connections

When we launched our second brand with Target in 2000 and a third with Wal-Mart in 2003, we developed new business relationships with two of the largest retailers in the country. In effect, we became a mass channel partner by creating sales plans, defining revenue targets, and executing our joint business model for maximum performance. By replicating the Carter's core product formula in this channel, we have achieved consistent double-digit sales growth.

Two Kinds of Growth

We're not just growing with these partners; we're growing within them by gaining floorspace faster than projected. Because they serve different markets from the *Carter's* brand, *Child of Mine* at Wal-Mart and *Just One Year* at Target have expanded our customer base. Today, our annual sales of $146 million comprise an estimated 4% share of the mass channel market, and we see the opportunity to sustain our double-digit growth rate for at least the next five years.

Walking


Together, Target and Wal-Mart represent
81% of the $6 billion mass channel market.


Tall

Expand mass channel brands by replicating the proven Carter's formula.

Shorter Cycles

Because Carter's is a core product business, we don't have to reinvent the wheel – or the supply chain – for our new lines each spring and fall. As a result, our new product development costs are relatively low, which is a distinct advantage, enabling us to leverage our volume and shorten our cycle times. And shorter cycles mean fewer risks and greater benefits.

global supply chain. We enjoy the security and flexibility of working in a dozen countries where the best sourcing agents and manufacturers recognize the depth of our commitment to social compliance, the value of our product continuity, the magnitude of our unit volume, and the strength of our brand.

Gaining Speed



Emerging new markets provide new opportunities for efficient and flexible sourcing that meet Carter's standards for quality.

Improve our products (topline driver) and lower our costs (bottom line benefit) through supply chain leverage and logistics efficiencies.





Millions of parents trust Carter's, the people who know kids in all their funny, eager, and curious wonder.

Financial Review

The following table sets forth selected financial and other data as of and for the five fiscal years ended January 1, 2005 (fiscal 2004). On August 15, 2001, investment funds affiliated with Berkshire Partners LLC purchased control of Carter's, Inc. from Investcorp S.A. (the "Acquisition"), which had been our controlling stockholder since acquiring us in 1996. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings; $173.7 million from the sale by The William Carter Company ("TWCC") of senior subordinated notes; and $145.5 million of capital invested by investment funds affiliated with Berkshire Partners LLC and other investors, which included rollover equity by our management of $18.3 million.

The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders' transactions expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million), and to retire all outstanding balances on previously outstanding long-term debt, including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

As a result of certain adjustments made in connection with the Acquisition, the results of operations for fiscal 2004, 2003, and 2002 and the period from August 15, 2001 through December 29, 2001 (the "Successor" periods) are not comparable to prior periods (the "Predecessor" periods).

As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values as of August 15, 2001. The seven and one-half month period prior to the Acquisition includes certain Acquisition-related charges, principally sellers' expenses, such as management bonuses and professional fees, debt extinguishment charges for debt redemption premiums, and the write-off of deferred debt issuance costs on debt retired as a result of the Acquisition and refinancing. The Predecessor periods include amortization expense on our tradename and goodwill. The Successor periods reflect increased interest expense, the amortization of licensing agreements, and cessation of amortization on our tradename and goodwill due to the adoption of Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, the results of operations for the Predecessor and Successor periods are not comparable.

On October 29, 2003, we completed an initial public offering of Carter's, Inc.'s common stock including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan as required by the senior credit facility. The remaining proceeds were used for working capital and other general corporate purposes.

The selected financial data for the five fiscal years ended January 1, 2005 were derived from our Audited Consolidated Financial Statements. Our fiscal year ends on the Saturday in December or January nearest to the last day of December. Consistent with this policy, fiscal 2004 ended on January 1, 2005 and fiscal 2003 ended on January 3, 2004. As a result, fiscal 2004 contained 52 weeks of financial results and fiscal 2003 contained 53 weeks of financial results.

The following table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements, and the accompanying Notes to the Consolidated Financial Statements.

	Successor (a)				Predecessor (b) (c)	
	Fiscal years			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001 (d)	Fiscal year
dollars in thousands, except per share data	2004	2003	2002	2001	2001	2000
Operating Data:						
Wholesale sales	$385,810	$356,888	$301,993	$118,116	$144,779	$244,136
Retail sales	291,362	263,206	253,751	108,091	127,088	215,280
Mass channel sales	145,949	83,732	23,803	9,573	10,860	3,959
Total net sales	823,121	703,826	579,547	235,780	282,727	463,375
Cost of goods sold	525,082	448,540	352,151	149,352	182,863	293,340
Gross profit	298,039	255,286	227,396	86,428	99,864	170,035
Selling, general, and administrative expenses	208,756	188,028	174,110	57,987	88,895	135,322
Acquisition-related charges (e)	–	–	–	–	11,289	–
Write-down of long-lived assets (f)	–	–	150	–	3,156	–
Closure costs (g)	620	1,041	–	(268)	1,116	–
Deferred charge write-off (h)	–	–	923	–	–	–
Management fee termination (i)	–	2,602	–	–	–	–
Royalty income	(12,362)	(11,025)	(8,352)	(2,624)	(4,993)	(5,808)
Operating income	101,025	74,640	60,565	31,333	401	40,521
Interest income	(335)	(387)	(347)	(207)	(73)	(303)
Loss on extinguishment of debt (j)	–	9,455	–	–	12,525	–
Interest expense	18,852	26,646	28,648	11,307	11,803	18,982
Income (loss) before income taxes and cumulative effect of change in accounting principle	82,508	38,926	32,264	20,233	(23,854)	21,842
Provision for (benefit from) income taxes	32,850	15,648	13,011	7,395	(6,857)	8,835
Income (loss) before cumulative effect of change in accounting principle	49,658	23,278	19,253	12,838	(16,997)	13,007
Cumulative effect of change in accounting principle, for revenue recognition, net of income tax benefit of $217 (k)	–	–	–	–	–	354
Net income (loss)	$ 49,658	$ 23,278	$ 19,253	$ 12,838	$ (16,997)	$ 12,653
Per Common Share Data (l):						
Basic net income (loss)	$ 1.77	$ 0.99	$ 0.86	$ 0.57	$ (0.44)	$ 0.33
Diluted net income (loss)	$ 1.66	$ 0.92	$ 0.82	$ 0.56	$ (0.44)	$ 0.33
Dividends	–	$ 1.10	–	–	–	–
Basic weighted average shares	28,125,584	23,611,372	22,453,088	22,332,136	38,752,744	38,759,508
Diluted weighted average shares	29,927,957	25,187,492	23,544,900	23,086,845	38,752,744	38,759,508

dollars in thousands	Successor [a]				Predecessor [b] [c]	
	Fiscal years			For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001 [d]	Fiscal year
	2004	2003	2002	2001	2001	2000
Balance Sheet Data (end of period):						
Working capital [m]	$183,694	$150,632	$131,085	$ 111,148		$ 87,862
Total assets	672,965	646,102	643,349	604,162		327,545
Total debt, including current maturities	184,502	212,713	297,622	298,742		161,400
Stockholders' equity	327,933	272,536	179,359	158,338		69,596
Cash Flow Data:						
Net cash provided by operating activities	$ 42,676	$ 40,506	$ 27,304	$ 31,113	$ 168	$ 24,197
Net cash used in investing activities	(18,577)	(16,472)	(15,554)	(247,459)	(9,266)	(19,217)
Net cash (used in) provided by financing activities	(26,895)	(23,535)	(880)	240,514	5,925	(4,698)
Other Data:						
EBITDA [n]	$120,561	$ 87,401	$ 79,258	$ 38,251	$ 121	$ 57,687
Gross margin	36.2%	36.3%	39.2%	36.7%	35.3%	36.7%
Depreciation and amortization	$ 19,536	$ 22,216	$ 18,693	$ 6,918	$12,245	$ 17,520
Capital expenditures	20,481	17,347	18,009	9,556	9,480	17,179

Notes to Selected Financial Data

(a) As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we adopted the provisions of SFAS 141 and SFAS 142 which affect the amortization of goodwill and other intangibles. Accordingly, the results as of the end of and for the Successor period from August 15, 2001 through December 29, 2001, the Successor fiscal years 2002, 2003, and 2004 are not comparable to prior periods.

(b) On a pro forma basis, assuming SFAS 142 was in effect for all periods presented, pro forma (loss) income before income taxes and cumulative effect of change in accounting principle for revenue recognition would have been $(21.8) million for the Predecessor period from December 31, 2000 through August 14, 2001 and $25.1 million for the Predecessor fiscal year 2000. Pro forma net (loss) income would have been $(15.5) million for the Predecessor period from December 31, 2000 through August 14, 2001 and $14.9 million for the Predecessor fiscal year 2000.

(c) The stockholder's equity of TWCC as of January 1, 2005 equals that of Carter's, Inc.; however, its components of common stock and additional paid-in capital accounts are different. Subsequent to the Acquisition described in Note (a) above, there are substantially no differences in the statements of operations and cash flows of Carter's, Inc. and TWCC and substantially no differences in the balance sheet other than the components of stockholder's equity. Prior to the Acquisition described in Note (a) above, differences existed between Carter's, Inc. and TWCC that resulted from the treatment of $20.0 million in outstanding 12% senior subordinated notes on Carter's, Inc. (formerly Carter Holdings, Inc.). The proceeds of these senior subordinated notes were used by Carter's, Inc. to purchase all of the outstanding redeemable preferred stock of TWCC. As a result, there were differences in the statements of operations between Carter's, Inc. and TWCC in interest expense, debt issuance amortization expense, and income tax expense. Differences in the balance sheets between Carter's, Inc. and TWCC included deferred debt issuance costs, current and deferred taxes, taxes payable, current and long-term debt, and equity. The following provides a reconciliation of the differences in net (loss) income between Carter's, Inc. and TWCC as of and for the Predecessor period from December 31, 2000 through August 14, 2001 and for the Predecessor fiscal year ended December 30, 2000 in addition to TWCC's balance sheet, cash flow, and other data:

dollars in thousands	Predecessor: For the period from December 31, 2000 through August 14, 2001 [d]	Predecessor: Fiscal year 2000
Carter's, Inc. net (loss) income	$(16,997)	$ 12,653
Interest expense (net of tax)	992	1,623
Debt issuance amortization (net of tax)	107	169
Loss on extinguishment of debt (net of tax)	1,470	–
TWCC net (loss) income	$(14,428)	$ 14,445
TWCC Balance Sheet Data:		
Working capital [m]		$ 84,336
Total assets		325,988
Total debt, including current maturities		141,400
Redeemable preferred stock		19,116
Common stockholder's equity		65,397
TWCC Cash Flow Data:		
Net cash provided by operating activities	$ 1,375	$ 26,637
Net cash used in investing activities	(9,266)	(19,217)
Net cash provided by (used in) financing activities	4,718	(7,138)
Other Data:		
Depreciation and amortization	$ 12,245	$ 17,520

(d) In the first quarter of fiscal 2003, we adopted the provisions of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds Financial Accounting Standards Board ("FASB") Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001, as more fully described in note (j) below, have been reclassified to conform to the provisions of SFAS 145.

(e) The Acquisition-related charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

(f) The $3.2 million write-down of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 relates to the closure of two domestic manufacturing facilities in that period. The $150,000 write-down in the Successor fiscal year 2002 relates to a reduction in the carrying value of land and building held for sale located in Barnesville, Georgia that was sold in the Successor fiscal year 2003.

(g) The $1.1 million in closure costs for the Predecessor period from December 31, 2000 through August 14, 2001 relate to closure costs associated with two domestic manufacturing facilities. The $1.0 million in closure costs for the Successor 2003 fiscal year relates to the closure of our two sewing facilities located in Costa Rica and includes $0.2 million of asset impairment charges, $0.5 million of severance, and $0.3 million of other closure costs. The $0.6 million in closure costs for fiscal 2004 relate to closure costs associated with the closure of our Costa Rican facilities and our distribution facility in Leola, Pennsylvania.

(h) The deferred charge write-off in the Successor fiscal year 2002 reflects the write-off of $0.9 million of previously deferred costs associated with the filing of a registration statement on Form S-1 in August 2002, to register an initial public offering of Carter's, Inc.'s common stock.

(i) The $2.6 million reflects the payment to terminate the Berkshire Partners LLC management agreement upon completion of our initial public offering of Carter's, Inc.'s common stock on October 29, 2003.

(j) Debt extinguishment charges for the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of debt issuance costs of approximately $4.7 million and a debt redemption premium of approximately $7.8 million. Debt extinguishment charges for the Successor 2003 fiscal year reflect the write-off of $2.4 million of debt issuance costs resulting from the redemption of $61.3 million of our 10.875% senior subordinated notes and the prepayment of $11.3 million in term loan indebtedness, a debt redemption premium of approximately $6.7 million, and a $0.4 million write-off of the related note discount.

(k) In fiscal 2000, we recorded the cumulative effect of a change in accounting principle in order to comply with guidance provided by the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." On a pro forma basis, assuming this accounting change for revenue recognition is applied retroactively, net income would have been $13.0 million in fiscal 2000.

(l) As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in Successor periods.

(m) Represents total current assets less total current liabilities.

(n) EBITDA represents earnings before interest, income tax expense, depreciation, and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts, and other interested parties in evaluating performance of companies in our industry. EBITDA also closely tracks, after specified adjustments, the defined terms "Consolidated Adjusted EBITDA" and "Consolidated Cash Flow" that are the bases for calculating our financial debt covenants and restrictions under the senior credit facility and our senior subordinated notes. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, or an alternative to net income indicating our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles in the United States of America. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

A reconciliation of EBITDA to net income (loss) is presented below:

	Successor (a)				Predecessor (b)	
	Fiscal years			For the period from August 15, 2001 through December 29,	For the period from December 31, 2000 through August 14,	Fiscal year
dollars in thousands	*2004*	*2003*	*2002*	*2001*	*2001 (d)*	*2000*
EBITDA	$120,561	$ 87,401	$ 79,258	$ 38,251	$ 121	$ 57,687
Depreciation and amortization expense	(19,536)	(22,216)	(18,693)	(6,918)	(12,245)	(17,520)
Interest income	335	387	347	207	73	303
Interest expense	(18,852)	(26,646)	(28,648)	(11,307)	(11,803)	(18,982)
(Provision for) benefit from income taxes	(32,850)	(15,648)	(13,011)	(7,395)	6,857	(8,835)
Net income (loss)	$ 49,658	$ 23,278	$ 19,253	$ 12,838	$(16,997)	$ 12,653

The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this annual report. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services, and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" section of our most recently filed annual report on Form 10-K. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we file this annual report.

Overview

We are the largest branded marketer of apparel for babies and young children in the United States with a 2004 market share of 6.8%, up from 5.1% in 2003. We sell our products to approximately 370 department store, national chain, and specialty accounts, which together accounted for 47% of our net sales during fiscal 2004. Additionally, we currently operate 180 Carter's retail stores, which accounted for 35% of our net sales during fiscal 2004. We also sell our products in the mass channel in approximately 1,300 Target stores under our *Just One Year* brand, which replaced the *Tykes* brand name in Target stores beginning in December 2004, and under our *Child of Mine* brand in approximately 3,100 Wal-Mart stores nationwide. Mass channel revenues accounted for 18% of our net sales during fiscal 2004.

Consolidated net sales have increased from $463.4 million in fiscal 2000 to $823.1 million in fiscal 2004. This represents a compound annual growth rate of 15.4%. During this period, wholesale net sales have increased at a compound annual growth rate of 12.1%, from $244.1 million to $385.8 million; net sales at our Carter's retail stores increased at a compound annual growth rate of 7.9% from $215.3 million to $291.4 million; and sales in the mass channel (which began during the fourth quarter of fiscal 2000) increased from $4.0 million to $145.9 million.

Our growth has been driven by the success of our focus on high volume, essential core products. Our product teams design core products with simple and cost-effective construction and creative art. Over the past five fiscal years, we have expanded our design teams in order to improve artistic applications on these core products. This focus on essential, core products reduces the complexity of our inventory, increases our productivity, and creates a more stable and predictable revenue base. We have also hired people with experience in sourcing products from third-party manufacturers throughout the world, primarily in the Far East. By increasing our global sourcing capabilities, we have experienced significant improvement in product quality and lower product costs. Our global sourcing network has also enabled us to more competitively price our products, increase market share, and enter the mass channel.

On October 29, 2003, we completed an initial public offering of Carter's, Inc.'s common stock including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan as required by the senior credit facility. The remaining proceeds were used for working capital and other general corporate purposes.

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. Consistent with this policy, fiscal 2004 ended on January 1, 2005 and as a result, contained 52 weeks of financial results. Fiscal 2003 ended on January 3, 2004 and contained 53 weeks of financial results. Fiscal 2002 ended on December 28, 2002 and contained 52 weeks of financial results.

Results of Operations

The following table sets forth, for the periods indicated, (i) selected statement of operations data expressed as a percentage of net sales and (ii) the number of retail stores open at the end of each period:

	Fiscal years		
	2004	2003	2002
Statements of Operations:			
Wholesale sales	46.9%	50.7%	52.1%
Retail sales	35.4	37.4	43.8
Mass channel sales	17.7	11.9	4.1
Net sales	100.0	100.0	100.0
Cost of goods sold	63.8	63.7	60.8
Gross profit	36.2	36.3	39.2
Selling, general, and administrative expenses	25.3	26.7	30.0
Other charges	0.1	0.5	0.1
Royalty income	(1.5)	(1.5)	(1.4)
Operating income	12.3	10.6	10.5
Loss on extinguishment of debt	–	1.4	–
Interest expense, net	2.3	3.7	4.9
Income before income taxes	10.0	5.5	5.6
Provision for income taxes	4.0	2.2	2.3
Net income	6.0%	3.3%	3.3%
Number of retail stores at end of period	180	169	156

Fiscal Year Ended January 1, 2005 Compared with Fiscal Year Ended January 3, 2004

Net Sales

Consolidated net sales for fiscal 2004 were $823.1 million, an increase of $119.3 million, or 16.9%, compared to $703.8 million in fiscal 2003. As discussed above, revenue growth in all channels has been driven by the success of our focus on high-quality essential products. Revenue growth has also been driven by retail store growth, productivity improvements in our retail stores, and a full year of revenue from our *Child of Mine* brand which launched in June of 2003.

Total wholesale sales increased $28.9 million, or 8.1%, to $385.8 million in fiscal 2004 from $356.9 million in fiscal 2003. In fiscal 2004, wholesale sales, excluding off-price sales, increased $30.7 million, or 9.2%, to $365.9 million from $335.2 million in fiscal 2003. The increase in wholesale sales during fiscal 2004 reflects growth in all product categories. This performance was driven by our focus on consistently improving the value of our baby, playwear, and sleepwear products and our focus on improving customer service levels.

Mass channel sales increased $62.2 million, or 74.3%, to $145.9 million in fiscal 2004 compared to $83.7 million in fiscal 2003. We began shipping our *Child of Mine* brand to Wal-Mart in June of 2003. Fiscal 2004 reflects a full year of *Child of Mine* sales in addition to growth from additional floor space, productivity gained in existing stores, and the opening of new Wal-Mart stores. Also contributing to growth in the mass channel were increased sales of the *Tykes* brand to Target. This growth resulted from additional floor space, productivity gained in existing stores, and the opening of new Target stores. Beginning in December 2004, we replaced the *Tykes* brand name with our *Just One Year* brand.

Retail store sales increased $28.2 million, or 10.7%, to $291.4 million in fiscal 2004 from $263.2 million in fiscal 2003. The driver of the revenue increase in fiscal 2004 was incremental revenue of $16.2 million generated from new store openings offset by the impact of store closures of $0.8 million and a comparable store sales increase of $15.9 million, or 6.2%, based on 166 locations. The increase in comparable store sales was driven by our focus on improving the productivity of the stores. Such improvement was driven by converting approximately 100 stores to a new format, including baby products at the front of the store, more impactful window displays, and more effective in-store merchandising and marketing.

Gross Profit

In fiscal 2004, gross profit increased $42.8 million, or 16.7%, to $298.0 million compared to $255.3 million in fiscal 2003. Gross profit as a percentage of net sales was 36.2% in fiscal 2004 and 36.3% in fiscal 2003. The impact on gross margin from a higher mix of mass channel sales was largely offset by product cost reduction. Results for fiscal 2003 also included approximately $1.3 million in accelerated depreciation related to the closure of our Costa Rican sewing facilities.

Selling, General, and Administrative Expenses

In fiscal 2004, selling, general, and administrative expenses increased $20.7 million, or 11.0%, to $208.8 million from $188.0 million in fiscal 2003. As a percentage of net sales, these expenses decreased to 25.3% in fiscal 2004 from 26.7% in fiscal 2003. The decrease, relative to sales, reflects the benefit of leveraging operating expenses, most notably in the mass channel, against higher levels of revenue. The decrease, relative to sales, also reflects the cessation of the amortization of our licensing agreements as of August 15, 2004. During fiscal 2004, we recorded approximately $3.1 million in amortization related to these agreements as compared to $5.0 million in fiscal 2003. Results for fiscal 2003 included the payment of a $2.5 million special bonus to vested option holders in July 2003.

Closure Costs

In June of 2004, we exited our distribution facility in Leola, Pennsylvania in order to consolidate our distribution operations and reduce costs. We recorded approximately $175,000 of severance and other exit costs related to this closure during fiscal 2004.

In July of 2003, we decided to exit our Costa Rican sewing facilities, given our ability to obtain lower costs from third-party suppliers. During fiscal 2003, we recorded approximately $1,041,000 in severance and other exit costs related to these closures. During fiscal 2004, we recorded approximately $74,000 and $371,000 in severance and other exit costs related to these closures.

Management Fee Termination

In the fourth quarter of 2003, upon completion of our initial public offering on October 29, 2003, we paid $2.6 million to terminate the Berkshire Partners LLC management agreement. Under the agreement, which was scheduled to expire in 2005, we paid an annual fee of $1.65 million.

Royalty Income

We license the use of the *Carter's*, *Carter's Classics*, *Just One Year*, and *Child of Mine* names and sublicensed the *Tykes* name to certain licensees. In fiscal 2004, royalty income increased 12.1% to $12.4 million compared to $11.0 million in fiscal 2003. This increase primarily reflects increased licensed sales of our *Child of Mine* brand by our licensee partners who began shipping their products during the third quarter of fiscal 2003.

Operating Income

Operating income for fiscal 2004 increased $26.4 million, or 35.3%, to $101.0 million compared to $74.6 million in fiscal 2003. Operating income, as a percentage of net sales, was 12.3% in fiscal 2004 as compared to 10.6% in fiscal 2003. The increase in operating income reflects growth in net sales in all channels, increased gross profit, and the benefit of leveraging operating expenses against higher levels of revenue. Fiscal 2003 results included $1.0 million in closure costs, $1.3 million in accelerated depreciation, $2.6 million to terminate the Berkshire Partners LLC management agreement, and a $2.5 million special bonus paid to vested option holders in July 2003.

Interest Expense, Net

Interest expense in fiscal 2004 decreased $7.7 million, or 29.5%, to $18.5 million from $26.3 million in fiscal 2003. This decrease is attributable to the redemption of approximately $61.3 million of our 10.875% senior subordinated notes on November 28, 2003, reduced levels of term loan indebtedness, and the additional week of interest expense in fiscal 2003.

Loss on Extinguishment of Debt

On November 28, 2003, we used the proceeds of the initial public offering to redeem $61.3 million of our 10.875% senior subordinated notes. In connection with this redemption, we incurred redemption premiums of approximately $6.7 million, wrote-off $2.2 million of deferred debt issuance costs, and expensed $0.4 million related to the note discount. We also prepaid $11.3 million in term loan indebtedness and subsequently wrote-off $0.2 million of deferred debt issuance costs.

Income Taxes

Our effective tax rate was 39.8% for fiscal 2004 and 40.2% for fiscal 2003. Our effective tax rates in fiscal 2004 and 2003 were higher than the statutory rates due primarily to the impact of certain non-deductible costs. See Note 8 to the accompanying consolidated financial statements for the reconciliation of the statutory tax rate to our effective tax rate.

Net Income

Our fiscal 2004 net income increased to $49.7 million as compared to $23.3 million in fiscal 2003 as a result of the factors described above.

Fiscal Year Ended January 3, 2004 Compared with Fiscal Year Ended December 28, 2002

Net Sales

Consolidated net sales for fiscal 2003 were $703.8 million, an increase of $124.3 million, or 21.4%, compared to $579.5 million in fiscal 2002. This revenue growth has been driven by strong product performance resulting from our focus on improving the value of our core products through the expansion of our global sourcing network, effective merchandising strategies, and revenue from our new *Child of Mine* brand launched in June 2003, which is now being sold in substantially all Wal-Mart stores in the United States.

Total wholesale sales increased $54.9 million, or 18.2%, to $356.9 million in fiscal 2003 from $302.0 million in fiscal 2002. In fiscal 2003, wholesale sales, excluding off-price sales, increased $49.6 million, or 17.4%, to $335.2 million from $285.5 million in fiscal 2002. The increase in wholesale sales during fiscal 2003 reflects the growth of our baby and playclothes product lines offset by lower sleepwear revenue. This performance was driven by our focus on improving the value of our high-volume, core products and focus on improving customer service levels.

Mass channel sales increased $59.9 million to $83.7 million in fiscal 2003 compared to $23.8 million in fiscal 2002. This revenue growth reflects sales of our new *Child of Mine* brand. Also contributing to this growth were increased sales of the *Tykes* brand to Target. This growth resulted from additional floor space, productivity gained in existing stores, and the opening of new Target stores.

Retail store sales increased $9.5 million, or 3.7%, to $263.2 million in fiscal 2003 from $253.8 million in fiscal 2002. The driver of the revenue increase in fiscal 2003 was incremental revenue of $20.6 million generated from new store openings offset by the impact of store closures of $6.8 million and a comparable store sales decline of $4.3 million, or 1.8%, based on 148 locations. During fiscal 2003, we opened 15 stores and closed two stores. There were a total of 169 stores as of January 3, 2004 compared to 156 stores at December 28, 2002.

Gross Profit

In fiscal 2003, gross profit increased $27.9 million, or 12.3%, to $255.3 million compared to $227.4 million in fiscal 2002. Gross profit as a percentage of net sales in fiscal 2003 decreased to 36.3% compared to 39.2% in fiscal 2002. The decrease in gross profit, relative to sales, reflects a higher mix of wholesale and mass channel sales, which yield lower margins than similar products sold through our retail channel. Retail sales were 37% of consolidated net sales in 2003 as compared to 44% in 2002. Also contributing to the decline in gross profit, as a percentage of sales, was the impact of accelerated depreciation charges of approximately $1.3 million, recorded in the third and fourth quarters of 2003 relating to the closure of our Costa Rican sewing facilities.

Selling, General, and Administrative Expenses

In fiscal 2003, selling, general, and administrative expenses increased $13.9 million, or 8.0%, to $188.0 million from $174.1 million in fiscal 2002. As a percentage of net sales, these expenses decreased to 26.7% in fiscal 2003 from 30.0% in fiscal 2002. The decrease, relative to sales, was due primarily to our ability to grow revenue at a faster rate than our selling, general, and administrative expenses and a special executive bonus of $5.0 million paid in fiscal 2002 that did not recur in fiscal 2003, partially offset by higher distribution costs driven by unit volume growth and a $2.5 million payment to vested option holders of Carter's, Inc.'s common stock in July 2003.

Closure Costs

In July of 2003, we decided to exit our Costa Rican sewing facilities given our ability to obtain lower costs from third-party suppliers. In addition to the accelerated depreciation charges, described above, we recorded approximately $184,000 of asset impairment charges, $483,000 of severance, and $374,000 of other closure costs during the third and fourth quarters of fiscal 2003.

Management Fee Termination

In the fourth quarter of fiscal 2003, upon completion of our initial public offering on October 29, 2003, we paid $2.6 million to terminate the Berkshire Partners LLC management agreement. Under the agreement, which was scheduled to expire in 2005, we paid an annual fee of $1.65 million.

Royalty Income

We license the use of the *Carter's*, *Carter's Classics*, and *Child of Mine* names and sublicensed the *Tykes* name to certain licensees. In fiscal 2003, royalty income increased 32.0% to $11.0 million compared to $8.4 million in fiscal 2002. This increase reflects continued expansion of our licensed product placement with our key wholesale customers and licensed sales of our new *Child of Mine* brand by our licensee partners who began shipping their products during the third quarter of 2003.

Operating Income

Operating income for fiscal 2003 increased $14.1 million to $74.6 million compared to $60.6 million in fiscal 2002. Operating income, as a percentage of net sales, was 10.6% in fiscal 2003 as compared to 10.5% in fiscal 2002. The increase in operating income reflects the benefit from revenue growth, increased gross profit, and leveraging of operating expenses. Fiscal 2003 results included $1.0 million in closure costs, $1.3 million in accelerated depreciation, $2.6 million to terminate the Berkshire Partners LLC management agreement, and a $2.5 million special bonus paid to vested option holders in July 2003. Fiscal 2002 results included a $5.0 million special executive bonus, which did not recur in 2003.

Interest Expense, Net

Interest expense in fiscal 2003 decreased $2.0 million, or 7.2%, to $26.3 million from $28.3 million in fiscal 2002. This decrease is attributable to lower variable interest rates on reduced levels of term loan indebtedness and the redemption of approximately $61.3 million of our 10.875% senior subordinated notes on November 28, 2003, partially offset by an additional week of interest expense.

Loss on Extinguishment of Debt

On November 28, 2003, we used the proceeds of the initial public offering to redeem $61.3 million of our 10.875% senior subordinated notes. In connection with this redemption, we incurred redemption premiums of approximately $6.7 million, wrote-off $2.2 million of deferred debt issuance costs, and expensed $0.4 million related to the note discount. We also prepaid $11.3 million in term loan indebtedness and subsequently wrote-off $0.2 million of deferred debt issuance costs.

Income Taxes

Our effective tax rate was 40.2% for fiscal 2003 and 40.3% for fiscal 2002. Our effective tax rates in fiscal 2003 and 2002 were higher than the statutory rate due to the impact of certain non-deductible costs. See Note 8 to the accompanying consolidated financial statements for the reconciliation of the statutory tax rate to our effective tax rate.

Net Income

Our fiscal 2003 net income increased 20.9% to $23.3 million as compared to $19.3 million in fiscal 2002 as a result of the factors described above.

Liquidity and Capital Resources

Our primary cash needs are working capital, capital expenditures, and debt service. Historically, we have financed these needs through operating cash flow and funds borrowed under our senior credit facility. Our primary source of liquidity will continue to be cash flow from operations and borrowings under our revolving loan facility, and we expect that these sources will fund our ongoing requirements for debt service and capital expenditures. These sources of liquidity may be impacted by continued demand for our products and our ability to meet debt covenants under our credit facility.

Net accounts receivable at January 1, 2005 were $80.4 million compared to $65.3 million at January 3, 2004. This increase primarily reflects higher levels of revenue in the latter part of fiscal 2004 as compared to the latter part of fiscal 2003.

Inventory levels at January 1, 2005 were $120.8 million compared to $104.8 million at January 3, 2004. Increased inventory levels as of January 1, 2005 include inventory required to support forecasted revenue growth in all channels of distribution. Average inventory levels increased 10% to $129.1 million in fiscal 2004 compared to $117.4 million in fiscal 2003. Average inventory levels are expected to be higher in fiscal 2005 based on increases in forecasted demand.

Net cash provided by operating activities during fiscal 2004 and fiscal 2003 was $42.7 million and $40.5 million. This increase in net cash flow provided by operating activities in fiscal 2004 as compared to fiscal 2003 was driven by the growth in earnings and reductions in prepaid expenses, partially offset by increased levels of inventory to support demand and increased levels of accounts receivable resulting from growth in revenue and the timing of shipments. Net cash provided by our operating activities in fiscal 2002 was approximately $27.3 million. The increase in net cash flow provided by operating activities in fiscal 2003 as compared to fiscal 2002 was due to the decline in inventory levels, our growth in earnings, and fluctuations in accounts receivable, accounts payable, and other liabilities.

We have invested $20.5 million, $17.3 million, and $18.0 million in capital expenditures during fiscal years 2004, 2003, and 2002. We plan to invest approximately $25.0 million in capital expenditures in fiscal 2005. Major areas for investment in fiscal 2004 included our distribution center expansion, retail store openings and remodelings, and fixturing programs for our key wholesale customers.

On October 29, 2003, we completed an initial public offering of Carter's, Inc.'s common stock including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners LLC and its affiliates. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners LLC management agreement and used approximately $11.3 million to prepay amounts outstanding under the term loan as required by the senior credit facility. The remaining proceeds were used for working capital and other general corporate purposes.

Effective November 24, 2004, our credit facility was amended to increase our letter of credit sublimit to $60.0 million from $40.0 million and eliminate the requirement to hedge a portion of our variable rate debt. Effective July 29, 2003, our credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $80.0 million, provide for a 75 basis point reduction in the applicable interest margin by prepaying our existing Tranche B term loan and replacing it with a new Tranche C term loan, and reduce the amount of our mandatory loan prepayment requirement from 50% or 75% of excess cash flow to 25% or 50% of excess cash flow, depending on the applicable leverage ratio. Pursuant to the amendment, we are also permitted to repurchase up to $15.0 million of additional senior subordinated notes, which we may consider from time to time.

Principal borrowings under the term loan are due and payable in quarterly installments of $181,031 from March 31, 2005 through September 30, 2007, and four quarterly payments of approximately $17.3 million from December 31, 2007 through September 30, 2008. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. The outstanding balance of the revolving loan facility is payable in full on August 15, 2006. Interest is payable quarterly on base rate borrowings under the revolving loan facility and may be payable more frequently in the event we choose a Eurodollar rate option available under the terms of the senior credit facility. No principal payments are required on the senior subordinated notes prior to their scheduled maturity in August 2011. Beginning August 15, 2006, we may redeem all or part of the senior subordinated notes as further described in Note 5 to the accompanying consolidated financial statements. Interest is payable semi-annually on the senior subordinated notes in February and August of each year. Prior to the completion of our initial public offering, our semi-annual interest payments on the senior subordinated notes were $9.5 million. After giving effect to the redemption of $61.3 million of the principal amount of these senior subordinated notes in November 2003, our semi-annual interest payment is now approximately $6.2 million.

The senior credit facility, as amended, sets forth mandatory and optional prepayment conditions that may result in our use of cash to reduce our debt obligations, including payments of: (i) 50% of the net cash proceeds from an equity issuance by Carter's, Inc., excluding, among other things, any issuance of equity in connection with employee or director stock plans or a permitted acquisition and (ii) 25% or 50% of consolidated excess cash flow (50% or 75% prior to the July 29, 2003 amendment), depending on the applicable leverage ratio, as both terms are defined in the amended senior credit facility. Accordingly, we made principal prepayments of approximately $2.4 million on March 22, 2004 and $4.8 million on March 26, 2003. No such prepayment is required in fiscal 2005. The lenders will apply such prepayments first to the term loan and, second, to permanently reduce the revolving loan facility. Subject to certain conditions in the senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

In December 2004, March 2004, and December 2003, we prepaid an additional $20.0 million, $5.0 million, and $6.5 million in term loan indebtedness. At January 1, 2005, we had approximately $184.5 million of debt outstanding, consisting of $113.2 million of senior subordinated notes, $71.3 million in term loan borrowings, and no revolver borrowings, exclusive of approximately $6.8 million of outstanding letters of credit. Average outstanding letters of credit were $10.9 million in fiscal 2004 compared to $8.9 million in fiscal 2003. At January 1, 2005, we had approximately $73.2 million of financing available under our revolver.

As previously provided by a management agreement with Berkshire Partners LLC, we agreed to, among other things, pay Berkshire Partners an annual management fee of $1.65 million per year for four years, commencing on the first anniversary of the Acquisition. We paid this fee quarterly, in advance. As described above, upon completion of our initial public offering, this management fee agreement was terminated.

On July 31, 2003, we paid a cash dividend of approximately $24.9 million on the outstanding shares of Carter's, Inc.'s common stock to the stockholders of record as of July 30, 2003. Concurrently, we paid a special bonus of approximately $2.5 million to our vested option holders. These payments were funded using cash on hand as well as borrowings under our revolving loan facility, as described above. We have no current intention of paying further dividends. Our credit facility imposes certain covenants, requirements, and restrictions on actions by us and our subsidiaries that, among other things, restrict the payment of dividends beyond the dividend noted above.

In July of 2003, we decided to exit our sewing facilities located in Costa Rica given our ability to obtain lower costs from third-party suppliers. As a result of these closures, in fiscal 2003, we recorded approximately $1,306,000 of accelerated depreciation (included in cost of goods sold), $184,000 of asset impairment charges, $483,000 of severance, and $374,000 of other exit costs. We also incurred approximately $424,000 of federal income tax expense in fiscal 2003 and $285,000 in fiscal 2004 related to the dissolution of the Costa Rican subsidiaries (included in the provision for income taxes). In fiscal 2004, we recorded $445,000 in severance and other exit costs related to these closures.

The following table summarizes as of January 1, 2005, the maturity or expiration dates of mandatory contractual obligations and commitments for the following fiscal years:

dollars in thousands	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 724	$ 543	$ 724	$69,335	$ –	$113,176	$184,502
Interest on debt:							
Variable rate [(a)]	3,534	3,507	3,470	1,301	–	–	11,812
Fixed rate [(b)]	12,370	12,370	12,370	12,370	12,370	24,741	86,591
Operating leases (see Note 9 to the Consolidated Financial Statements)	20,119	17,058	13,975	10,586	7,819	28,947	98,504
Total financial obligations	36,747	33,478	30,539	93,592	20,189	166,864	381,409
Letters of credit	6,771	–	–	–	–	–	6,771
Purchase obligations [(c)]	105,278	–	–	–	–	–	105,278
Total financial obligations and commitments	$148,796	$33,478	$30,539	$93,592	$20,189	$166,864	$493,458

(a) Reflects estimated variable rate interest on obligations outstanding on our term loan as of January 1, 2005 using an interest rate of 5.0% (rate in effect at January 1, 2005).

(b) Reflects fixed interest on our 10.875% senior subordinated notes.

(c) Unconditional purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The purchase obligations category above relates to commitments for inventory purchases. Amounts reflected on the accompanying consolidated balance sheets in accounts payable or other current liabilities are excluded from the table above.

In addition to the total contractual obligations and commitments in the table above, we have post-retirement benefit obligations, included in other current and other long-term liabilities, as further described in Note 7 to the accompanying consolidated financial statements.

Based on our current level of operations, anticipated cost savings, and operating improvements, we believe that cash generated from operations and available cash, together with amounts available under the revolving loan facility, will be adequate to meet our debt service requirements, capital expenditures, and working capital needs for the foreseeable future, although no assurance can be given in this regard. We may, however, need to refinance all or a portion of the principal amount of our term loan on or before August 15, 2006 and the principal amount of our senior subordinated notes on or prior to maturity in 2011.

Effects of Inflation and Deflation

We are affected by inflation and changing prices primarily through the purchase of raw materials, increased operating costs and expenses, and fluctuations in interest rates. The effects of inflation on our net sales and operations have not been material in recent years. In recent years, there has been deflationary pressure on selling prices. While we have been successful in offsetting such deflationary pressures through product improvements and lower costs with the expansion of our global sourcing capabilities, if deflationary price trends outpace our ability to obtain further price reductions from our global suppliers, our profitability may be affected.

Seasonality

We experience seasonal fluctuations in our sales and profitability, with generally lower sales and gross profit in the first and second quarters of our fiscal year. Over the past five fiscal years, approximately 57% of our consolidated net sales were generated in the second half of our fiscal year. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

As a result of this seasonality, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each fiscal year. During these peak periods we have historically borrowed under the revolving loan facility. Peak borrowings on our revolving loan facility in fiscal 2004 were $25.3 million compared to $44.5 million in fiscal 2003.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to the accompanying consolidated financial statements. The following discussion addresses our critical accounting policies, which are those that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize wholesale and mass channel revenue after shipment of products to customers, when title passes, and when all risks and rewards of ownership have transferred. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. We consider revenue realized or realizable and earned when the product has been shipped and when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers. Such amounts are reflected as reductions of net sales. For certain accommodations related to cooperative ("co-op") advertising for which we can determine the fair value, such amounts are classified as a component of selling, general, and administrative expenses. Retail store revenues are recognized at the point of sale. We reduce revenue for customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and other actual and estimated deductions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectibility. All other balances are reviewed regularly by our credit and collections department. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered.

During fiscal 2004, we contracted with a third-party service to provide us with the fair value of co-op advertising arrangements entered into with certain of our major wholesale and mass channel customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"), we have included the fair value of these arrangements of approximately $3,272,000 in fiscal 2004 as a component of selling, general, and administrative expenses in the accompanying consolidated statement of operations rather than as a reduction of revenue. Co-op advertising arrangements in previous fiscal years were treated as a reduction of revenue in accordance with EITF 01-09 as we had determined that it was impracticable to obtain the fair value of those arrangements.

Inventory

We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional write-downs may be required.

Goodwill and Tradename

As of January 1, 2005, we had approximately $360 million in goodwill and tradename assets. The fair value of the *Carter's* tradename was estimated at the Acquisition to be approximately $220 million using a discounted cash flow analysis, which examined the hypothetical cost savings that accrue as a result of our ownership of the tradename. The cash flows, which incorporated both historical and projected financial performance, were discounted using a discount rate of ten percent. The tradename was determined to have an indefinite life. The carrying value of these assets is subject to annual impairment reviews as of the last day of each fiscal year. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. Impairment reviews may also be triggered by any significant events or changes in circumstances. Our impairment review of goodwill is based on the estimated fair values of the underlying businesses. These estimated fair values are based on estimates of the future cash flows of the businesses.

Accrued Expenses

Accrued expenses for health insurance, workers' compensation, incentive compensation, professional fees, and other outstanding obligations are assessed based on actual commitments, statistical trends, and estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal, and foreign), together with assessing permanent and temporary differences resulting from differing bases and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment, and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in the accompanying consolidated statements of operations.

Stock-Based Compensation Arrangements

We account for stock-based compensation on stock options under the intrinsic value method, whereby we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock at the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value, prior to our initial public offering, determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). For stock issued or sold outright to employees, directors, or third parties, we measure expense as the difference between the price paid by the recipient and the fair market value of the stock on the date of issuance or sale. Prior to our initial public offering, in the absence of a public market for Carter's, Inc.'s common stock, management and the Board of Directors estimated the market value of Carter's, Inc.'s common stock for all option grants and stock issuances using an approach that applies a multiple to Adjusted EBITDA. Adjusted EBITDA represents earnings before interest, income tax expense, depreciation and amortization, and also excludes Acquisition-related charges, write-downs of long-lived assets, closure costs, and a deferred charge write-off. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123, "Accounting for Stock-Based Compensation" and supercedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. We are required to adopt SFAS 123R in our third quarter of fiscal 2005, beginning July 2, 2005. The pro forma disclosures previously permitted under SFAS 123, will no longer be an alternative to financial statement recognition. Additionally, we will use the modified prospective method of adoption, which requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R and for all subsequent stock options granted thereafter. The impact of adoption, based upon current options outstanding, is estimated to result in an aggregate reduction in third and fourth quarter of fiscal 2005 pre-tax earnings of approximately $1.3 million or approximately $0.03 per diluted share.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletins ("ARB") No. 43, Chapter 4, "Inventory Pricing" ("ARB 43"), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. SFAS 151 is not expected to have a material impact on the Company.

Forward-Looking Statements

Statements contained herein that relate to our future performance, including, without limitation, statements with respect to our anticipated results of operations or level of business for fiscal 2005 or any other future period, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations only, and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. Among the factors that could cause actual results to materially differ include a decrease in sales to or the loss of one or more of our key customers, downward pressure on our prices, disruptions in foreign supply sources, negative publicity, the loss of one or more of our major suppliers for raw materials, increased competition in the baby and young children's apparel market, our substantial leverage which increases our exposure to interest rate risk and could require us to dedicate a substantial portion of our cash flow to repay principal, the impact of governmental regulations and environmental risks applicable to our business, and seasonal fluctuations in the children's apparel business. These risks are described under the heading "Risk Factors" in our most recently filed annual report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rates. These risks and our strategies to manage our exposure to them are discussed below.

We contract for production with third parties primarily in the Far East and South and Central America. While these contracts are stated in United States dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the United States dollar and the local currencies of these contractors. Due to the number of currencies involved, we cannot quantify the potential impact of future currency fluctuations on net income in future years. In order to manage this risk, we source products from approximately 100 vendors worldwide, providing us with flexibility in our production should significant fluctuations occur between the United States and various local currencies. To date, such exchange fluctuations have not had a material impact on our financial condition or results of operations. We do not hedge foreign currency exchange rate risk.

Our operating results are subject to risk from interest rate fluctuations on our senior credit facility, which carries variable interest rates. At January 1, 2005, our outstanding debt aggregated $184.5 million, of which $71.3 million bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase our annual interest cost by $713,000 and could have an adverse effect on our net income and cash flow.

Other Risks

There also are other risks in the operation of our business specifically related to raw material pricing and our global sourcing network.

The principal raw materials we use are finished fabrics and trim materials. Prices for these materials are affected by changes in market demand, and there can be no assurance that prices for these and other raw materials will not increase in the near future. These materials are available from more than one supplier, which enables us to negotiate pricing. However, the loss of one or more of these suppliers could temporarily interrupt our supply, which could have an adverse effect on our sales and increase our costs.

We currently source substantially all of our production from our offshore operations and third-party manufacturers located in foreign countries. As a result, we may be adversely affected by political instability resulting in the disruption of trade from foreign countries, the imposition of new regulations relating to imports, duties, taxes, and other charges on imports, any significant decreases in the value of the dollar against foreign currencies, and restrictions on the transfer of funds. These and other factors could result in the interruption of production in offshore facilities, delay receipt of the products into the United States, or affect our operating income. Our future performance may be subject to such factors, which are beyond our control, and there can be no assurance that such factors would not have a material adverse effect on our financial condition and results of operations. We carefully select our sourcing agents, and in an effort to mitigate the possible disruption in product flow, we place production in various countries we believe to be of lower risk.

We continually evaluate opportunities to improve our products and reduce our costs. Our remaining sewing facilities, located in Mexico, continue to provide us with an advantageous cost structure. If we determine in the future that we are able to source products currently sewn in Mexico at a significantly lower cost with superior quality elsewhere, we would develop a plan to exit such facilities and incur closure-related costs.

We enter into various purchase order commitments with full-package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation. Historically, such cancellations and related termination charges have occurred infrequently and have not had a material impact on our business. However, as we rely more heavily on our full-package global sourcing network, we expect to incur more of these termination charges, which could increase our cost of goods sold.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted evaluations of the effectiveness of each of Carter's, Inc. and The William Carter Company and its subsidiaries' internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluations under the framework in *Internal Control – Integrated Framework* issued by the COSO, our management concluded that each of Carter's, Inc. and The William Carter Company and its subsidiaries' internal control over financial reporting was effective as of January 1, 2005.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessments of the effectiveness of each of Carter's, Inc. and The William Carter Company and its subsidiaries' internal control over financial reporting as of January 1, 2005 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Carter's, Inc.:

We have completed an integrated audit of the fiscal 2004 consolidated financial statements and of the internal control over financial reporting as of January 1, 2005 for each of Carter's, Inc. and The William Carter Company and its subsidiaries and audits of the fiscal 2003 and fiscal 2002 consolidated financial statements of Carter's, Inc. and The William Carter Company and its subsidiaries in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of each of Carter's, Inc. and The William Carter Company and its subsidiaries at January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Carter's, Inc. and The William Carter Company and its subsidiaries' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

Internal control over financial reporting

Also, in our opinion, management's assessments, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing on page 35, that each of Carter's, Inc. and The William Carter Company and its subsidiaries maintained effective internal control over financial reporting as of January 1, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, each of Carter's, Inc. and The William Carter Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. Carter's, Inc. and The William Carter Company and its subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessments and on the effectiveness of Carter's, Inc. and The William Carter Company and its subsidiaries' internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessments, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
March 16, 2005

Consolidated Balance Sheets

dollars in thousands, except for share data	January 1, 2005	January 3, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 33,265	$ 36,061
Accounts receivable, net of reserve for doubtful accounts of $2,878 in fiscal 2004 and $2,363 in fiscal 2003	80,440	65,318
Inventories, net	120,792	104,760
Prepaid expenses and other current assets	4,499	6,625
Deferred income taxes	12,571	9,045
Total current assets	251,567	221,809
Property, plant, and equipment, net	53,187	50,502
Tradename	220,233	220,233
Cost in excess of fair value of net assets acquired	139,282	139,282
Licensing agreements, net of accumulated amortization of $15,000 in fiscal 2004 and $11,875 in fiscal 2003	–	3,125
Deferred debt issuance costs, net	5,867	7,666
Other assets	2,829	3,485
Total assets	$672,965	$646,102
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 724	$ 3,336
Accounts payable	26,453	30,436
Other current liabilities	40,696	37,405
Total current liabilities	67,873	71,177
Long-term debt	183,778	209,377
Deferred income taxes	83,579	83,196
Other long-term liabilities	9,802	9,816
Total liabilities	345,032	373,566
Commitments and contingencies		
Stockholders' equity:		
Carter's, Inc., preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at January 1, 2005 and January 3, 2004	–	–
Carter's, Inc., common stock, voting; par value $.01 per share; 40,000,000 shares authorized; 28,432,452 shares issued and outstanding at January 1, 2005; 27,985,360 shares issued and outstanding at January 3, 2004 (TWCC's common stock, voting; par value $.01 per share; 200,000 shares authorized, 1,000 shares issued and outstanding at January 1, 2005 and January 3, 2004)	284	280
Additional paid-in capital	247,610	241,780
Deferred compensation	(95)	–
Retained earnings	80,134	30,476
Total stockholders' equity	327,933	272,536
Total liabilities and stockholders' equity	$672,965	$646,102

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Operations

dollars in thousands, except per share data	For the fiscal years ended January 1, 2005	January 3, 2004	December 28, 2002
Net sales	$823,121	$703,826	$579,547
Cost of goods sold	525,082	448,540	352,151
Gross profit	298,039	255,286	227,396
Selling, general, and administrative expenses	208,756	188,028	174,110
Write-down of long-lived assets	–	–	150
Closure costs	620	1,041	–
Deferred charge write-off	–	–	923
Management fee termination	–	2,602	–
Royalty income	(12,362)	(11,025)	(8,352)
Operating income	101,025	74,640	60,565
Interest income	(335)	(387)	(347)
Loss on extinguishment of debt	–	9,455	–
Interest expense	18,852	26,646	28,648
Income before income taxes	82,508	38,926	32,264
Provision for income taxes	32,850	15,648	13,011
Net income	$ 49,658	$ 23,278	$ 19,253
Carter's, Inc.			
Basic net income per common share	$ 1.77	$ 0.99	$ 0.86
Diluted net income per common share	$ 1.66	$ 0.92	$ 0.82
Basic weighted average number of shares outstanding	28,125,584	23,611,372	22,453,088
Diluted weighted average number of shares outstanding	29,927,957	25,187,492	23,544,900

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Cash Flows

dollars in thousands	January 1, 2005	January 3, 2004	December 28, 2002
	For the fiscal years ended		
Cash flows from operating activities:			
Net income	$ 49,658	$ 23,278	$ 19,253
Loss on extinguishment of debt	–	9,455	–
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,536	22,216	18,693
Amortization of debt issuance costs	1,799	1,939	1,631
Amortization of deferred compensation	5	–	–
Accretion of debt discount	75	126	130
Non-cash stock compensation expense	372	323	768
Non-cash closure costs	–	184	–
Write-down of long-lived assets	–	–	150
Loss (gain) on disposal of assets	164	61	(9)
Tax benefit from exercise of stock options	3,807	–	–
Deferred tax (benefit) provision	(3,143)	299	(1,264)
Effect of changes in operating assets and liabilities:			
Increase in accounts receivable	(15,122)	(11,718)	(18,132)
(Increase) decrease in inventories	(16,032)	940	(16,631)
Decrease (increase) in prepaid expenses and other assets	2,132	(2,258)	2,055
(Decrease) increase in accounts payable and other liabilities	(575)	(4,339)	20,660
Net cash provided by operating activities	42,676	40,506	27,304
Cash flows from investing activities:			
Capital expenditures	(20,481)	(17,347)	(18,009)
Proceeds from sale of property, plant, and equipment	1,304	275	955
Collections on loan	600	600	1,500
Net cash used in investing activities	(18,577)	(16,472)	(15,554)
Cash flows from financing activities:			
Proceeds from revolving loan facility	90,510	91,600	–
Payments of revolving loan facility	(90,510)	(91,600)	–
Payments of term loan	(28,286)	(24,138)	(1,250)
Redemption of 10.875% Senior Subordinated Notes	–	(61,250)	–
Payment of debt redemption premium	–	(6,661)	–
Payment of dividend	–	(24,893)	–
Payments of capital lease obligations	(164)	(263)	(630)
Proceeds from issuance of common stock, net of offering costs	–	93,869	–
Payments of debt issuance costs	–	(799)	–
Proceeds from stock option exercises	1,555	–	–
Proceeds from sale of common stock	–	600	1,000
Net cash used in financing activities	(26,895)	(23,535)	(880)
Net (decrease) increase in cash and cash equivalents	(2,796)	499	10,870
Cash and cash equivalents at beginning of period	36,061	35,562	24,692
Cash and cash equivalents at end of period	$ 33,265	$ 36,061	$ 35,562

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity

dollars in thousands, except for share data	Common stock	Additional paid-in capital	Deferred compensation	Retained earnings
Balance at December 29, 2001	$223	$145,277	$ –	$ 12,838
Sales and issuances of common stock (216,624 shares)	2	1,751		
Stock compensation on stock options		15		
Net income				19,253
Balance at December 28, 2002	225	147,043	–	32,091
Sales and issuances of common stock (45,975 shares)	1	805		
Public offering of common stock, net of offering costs (5,390,625 shares)	54	93,815		
Stock compensation on stock options		117		
Dividends				(24,893)
Net income				23,278
Balance at January 3, 2004	280	241,780	–	30,476
Tax benefit from exercise of stock options		3,807		
Exercise of stock options (444,057 shares)	4	1,551		
Stock compensation on stock options		372		
Issuance of restricted stock (3,035 shares)		100	(100)	
Amortization of deferred compensation			5	
Net income				49,658
Balance at January 1, 2005	$284	$247,610	$ (95)	$ 80,134

See Note 17 to the accompanying consolidated financial statements for The William Carter Company's Consolidated Statements of Changes in Stockholder's Equity.

The accompanying notes are an integral part of the consolidated financial statements

Note 1: The Company

On September 30, 2003, Carter Holdings, Inc., a Massachusetts corporation, re-incorporated in Delaware and changed its name by forming and subsequently merging with and into its new wholly-owned Delaware subsidiary. The surviving company is named Carter's, Inc. In connection with the re-incorporation, Carter's, Inc. effected a 4-for-1 split of its common stock.

Carter's, Inc. conducts its operations and derives all of its operating income and cash flow through its wholly-owned subsidiary, The William Carter Company ("TWCC"). This is a combined report for Carter's, Inc. and its wholly-owned subsidiary, TWCC. Both Carter's, Inc. and TWCC are registrants with the Securities and Exchange Commission. Carter's, Inc. is required to register its equity securities under the Securities Act of 1933, as amended, and TWCC is a voluntary filer as required under the terms of the indenture governing its 10.875% senior subordinated notes.

Carter's, Inc., together with TWCC (collectively "Carter's," "we," "us," and "our") design, source, manufacture, and market branded childrenswear under the *Carter's*, *Carter's Classics*, *Child of Mine*, and *Tykes* labels. We replaced the *Tykes* brand name with our *Just One Year* brand beginning in December 2004. Our products are sourced through contractual arrangements with numerous manufacturers throughout the world and through production at company-managed sewing facilities in Mexico. Our sewing operations in Costa Rica were closed in the fourth quarter of fiscal 2003 (see Note 15 to the consolidated financial statements regarding this closure). Products are manufactured for wholesale distribution to major domestic retailers, including the mass channel, and for our 180 retail stores that market our brand name merchandise and certain products manufactured by other companies.

On September 29, 2004, we completed a secondary offering of 8,687,457 shares of Carter's, Inc.'s common stock, including the underwriters' over-allotment option, which was sold by Berkshire Partners LLC and its affiliates ("Berkshire Partners") and certain members of management. We did not receive any of the proceeds from this offering except for proceeds from the exercise of stock options exercised in connection with this offering. The sale reduced the beneficial ownership, on a fully-diluted basis, of Berkshire Partners to 36.2% from 66.0% and management's ownership to 8.9% from 10.1%. We incurred $582,000 of costs related to the offering in fiscal 2004 that are recorded as a component of selling, general, and administrative expenses in the accompanying consolidated statement of operations. As of January 1, 2005, the beneficial ownership, on a fully-diluted basis, of Berkshire Partners and management was 25.5% and 8.8%.

On October 29, 2003, we completed an initial public offering of Carter's, Inc.'s common stock (the "offering") including the sale of 5,390,625 shares by us and 1,796,875 shares by the selling stockholders, primarily Berkshire Partners. Net proceeds to us from the offering totaled $93.9 million. On November 28, 2003, we used approximately $68.7 million of the proceeds to redeem approximately $61.3 million in outstanding senior subordinated notes and pay a redemption premium of approximately $6.7 million and related accrued interest charges of $0.7 million. We used approximately $2.6 million of the net proceeds to terminate the Berkshire Partners management agreement. We also used approximately $11.3 million to prepay amounts outstanding under the term loan, as required by the senior credit facility. The remaining proceeds of approximately $11.3 million were utilized for working capital and other general corporate purposes.

On July 12, 2001, a special purpose entity formed by Berkshire Partners entered into a stock purchase agreement with Carter's, Inc. and all of Carter's, Inc.'s stockholders to acquire substantially all of the stock of Carter's, Inc. except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001.

The Acquisition was accounted for under the purchase method of accounting. The purchase price for the Acquisition, including related fees and expenses, was allocated to our tangible and identifiable intangible assets and liabilities based upon their estimated fair values with the remainder allocated to goodwill.

Note 2: Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements comprise the consolidated financial statements of Carter's, Inc. and TWCC. Carter's, Inc.'s only asset is its investment in the common stock of TWCC, its wholly-owned subsidiary. As a result, the consolidated financial positions, results of operations, and cash flows of Carter's, Inc. and TWCC are substantially the same. See Note 17 to the consolidated financial statements for additional information.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Carter's, Inc. and those of TWCC and TWCC's wholly-owned subsidiaries. International subsidiaries represented 100% of our sewing production for fiscal years 2004, 2003, and 2002. Total net assets (primarily property, plant, and equipment and inventory) at our international subsidiaries were approximately $4.6 million at January 1, 2005 and $4.5 million at January 3, 2004. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

Our fiscal year ends on the Saturday in December or January nearest to the last day of December. The accompanying consolidated financial statements reflect our financial position as of January 1, 2005 and January 3, 2004 and results of operations for the fiscal years ended January 1, 2005, January 3, 2004, and December 28, 2002. The fiscal year ended January 3, 2004 (fiscal 2003) contains 53 weeks. The fiscal years ended January 1, 2005 (fiscal 2004) and December 28, 2002 (fiscal 2002), each contain 52 weeks.

Cash and Cash Equivalents

We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents. We had cash deposits, in excess of deposit insurance limits, in three banks at January 1, 2005 and four banks at January 3, 2004.

Accounts Receivable

Approximately 85% of our gross accounts receivable at January 1, 2005 and 87% at January 3, 2004 were from our ten largest wholesale and mass channel customers. Of these customers, three have individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 17%) at January 1, 2005 and January 3, 2004. Sales to these customers represent comparable percentages to total wholesale and mass channel net sales. In fiscal 2004, two customers accounted for 10.0% and 10.7% of our consolidated net sales.

Components of accounts receivable as of January 1, 2005 and January 3, 2004 are as follows:

dollars in thousands	January 1, 2005	January 3, 2004
Trade receivables, net	$76,939	$61,750
Royalties receivable	3,056	2,854
Other	445	714
Total	$80,440	$65,318

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis for wholesale and mass channel inventories and retail method for retail inventories) or market. We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets, and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings – 15 to 26 years and machinery and equipment – 3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or related lease term. We capitalize the cost of our fixtures designed and purchased for use at major wholesale and mass channel accounts. The cost of these fixtures is amortized over a three-year period.

Cost in Excess of Fair Value of Net Assets Acquired and Other Intangible Assets

Cost in excess of fair value of net assets acquired ("goodwill") represents the excess of the cost of the Acquisition over the fair value of the net assets acquired.

In connection with the Acquisition, we adopted the provisions of Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and applied the required provisions of SFAS No. 142, "Goodwill and other Intangible Assets" ("SFAS 142"). Accordingly, our tradename and goodwill are deemed to have indefinite lives and are not being amortized. Our licensing agreements, however, recognized in the allocation of the Acquisition purchase price, were amortized over the average three-year life of such agreements, as it was determined that these agreements have finite lives. Amortization expense on our licensing agreements was $3.1 million for fiscal 2004 and $5.0 million in fiscal 2003 and fiscal 2002. The licensing agreements were fully amortized as of August 15, 2004.

We adopted the remaining provisions of SFAS 142 as of the beginning of fiscal 2002. In accordance with this statement, we identified our reporting units, and have completed the required assessments for impairment of goodwill (by comparing the fair values of our reporting units to their respective carrying values, including allocated goodwill) and our tradename and found that there was no impairment of either asset, either at the initial adoption date or at the most recent assessment performed as of January 1, 2005.

We measure our goodwill and tradename for impairment on at least an annual basis or if events or changes in circumstances so dictate.

Impairment of Other Long-Lived Assets

We review other long-lived assets, including property, plant, and equipment and licensing agreements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. The amount of any resulting impairment will be calculated by comparing the carrying value to fair value, which may be estimated using the present value of the same cash flows. Long-lived assets that meet the definition of held for sale are valued at the lower of carrying amount or fair value, less costs to sell.

Deferred Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the lives of the related debt. Amortization approximated $1,799,000 for the fiscal year ended January 1, 2005, $1,939,000 for the fiscal year ended January 3, 2004, and $1,631,000 for the fiscal year ended December 28, 2002.

Revenue Recognition

Revenues consist of sales to customers, net of returns, accommodations, deductions, and cooperative ("co-op") advertising. We recognize wholesale and mass channel revenue after shipment of products to customers, when title passes, and when all risks and rewards of ownership have transferred. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. We consider revenue realized or realizable and earned when the product has been shipped and when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale and mass channel customers. Such amounts are reflected as reductions of net sales. Certain accommodations related to co-op advertising for which we can determine the fair value are classified as a component of selling, general, and administrative expenses. Retail store revenues are recognized at the point of sale. We reduce revenue for customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and other actual and estimated deductions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectibility. All other balances are reviewed regularly by our credit and collections department. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered.

During fiscal 2004, we contracted with a third-party service to provide us with the fair value of co-op advertising arrangements entered into with certain of our major wholesale and mass channel customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"), we have included the fair value of these arrangements of approximately $3,272,000 in fiscal 2004 as a component of selling, general, and administrative expenses in the accompanying consolidated statement of operations rather than as a reduction of revenue. Co-op advertising arrangements in fiscal 2003 and fiscal 2002 were treated as a reduction of revenue in accordance with EITF 01-09 as we had determined that it was impracticable to obtain the fair value of those arrangements.

Accounting for Shipping and Handling Fees and Costs

Shipping and handling costs include shipping supplies, related labor costs, third-party shipping costs, and certain distribution overhead. Such costs are generally absorbed by us and are included in selling, general, and administrative expenses. These costs amounted to approximately $26,955,000 for fiscal 2004, $22,620,000 for fiscal 2003, and $19,514,000 for fiscal 2002.

With respect to the freight component of our shipping and handling costs, certain customers arrange for shipping and pay the related freight costs directly to third parties. However, in the event that we arrange and pay the freight for these customers and bill them for this service, such amounts billed would be included in revenue and the related cost would be charged to cost of goods sold. For fiscal years 2004, 2003, and 2002, no such arrangements or billings to customers occurred.

Royalties and License Fees

We license the *Carter's*, *Carter's Classics*, *Just One Year*, and *Child of Mine* names to other companies for use on baby and young children's products, including bedding, outerwear, shoes, socks, room décor, toys, stationery, strollers, hair accessories, and related products. These royalties are recorded as earned, based upon the sales of licensed products by our licensees.

We have licensed the right to use and sublicense the *Tykes* trademark for use on certain products sold primarily at Target stores. We have replaced the *Tykes* brand name in Target stores with our *Just One Year* brand beginning in December 2004.

Stock-Based Compensation Arrangements

We account for stock-based compensation on stock options under the intrinsic value method consistent with Accounting Principles Board Opinion No. 25 ("APB 25"). Under this method, we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock as of the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value of Carter's, Inc.'s common stock, prior to our initial public offering, determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). Stock options granted subsequent to our initial public offering have been valued using the Black-Scholes option pricing model. See Note 6 to the consolidated financial statements for additional information.

For disclosure purposes only, we have measured compensation expense, in accordance with SFAS 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income if we had applied the fair value recognition provisions of SFAS 123:

	For the fiscal years ended		
dollars in thousands, except per share data	January 1, 2005	January 3, 2004	December 28, 2002
Net income, as reported	$49,658	$23,278	$19,253
Add:			
Stock-based employee compensation (under APB 25) included in reported net income, net of related tax effects	227	72	9
Deduct:			
Total stock-based employee compensation expense determined under the fair value based method (under SFAS 123 and SFAS 148) for all awards, net of related tax effects	(1,747)	(645)	(524)
Pro forma net income	$48,138	$22,705	$18,738
Carter's, Inc.'s net income per common share:			
Basic – as reported	$ 1.77	$ 0.99	$ 0.86
Basic – pro forma	$ 1.71	$ 0.96	$ 0.83
Diluted – as reported	$ 1.66	$ 0.92	$ 0.82
Diluted – pro forma	$ 1.61	$ 0.90	$ 0.80

Income Taxes

The accompanying financial statements reflect current and deferred tax provisions. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in our deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

Supplemental Cash Flow Information

Interest paid in cash approximated $16,979,000 for the fiscal year ended January 1, 2005, $24,580,000 for the fiscal year ended January 3, 2004, and $26,886,000 for the fiscal year ended December 28, 2002. Income taxes paid in cash approximated $33,970,000 for the fiscal year ended January 1, 2005, $10,968,000 for the fiscal year ended January 3, 2004, and $12,720,000 for the fiscal year ended December 28, 2002.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all potentially dilutive common shares, which include stock options and non-vested restricted stock, that were outstanding during the period. All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for stock options that are "in the money," but that we use the proceeds of such stock option exercises (generally, cash to be paid plus future compensation expense to be recognized and the amount of tax benefits, if any, that will be credited to additional paid-in capital assuming exercise of the stock options) to repurchase shares at the average market value of our shares for the respective periods. Non-vested shares of restricted stock are reflected in the denominator using the treasury stock method with proceeds of the amount, if any, the employees must pay upon vesting, the amount of compensation cost attributed to future services and not yet recognized in earnings, and the amount of tax benefits, if any, that would be credited to additional paid-in capital (i.e., the amount of the tax deduction in excess of recognized compensation cost) assuming vesting of the shares at the current market price. We have used our best estimate of the average fair market value of our shares for the respective periods prior to our initial public offering completed on October 29, 2003.

For the fiscal years ended January 1, 2005 and December 28, 2002, antidilutive shares of 6,632 and 352 were excluded from the computations of diluted earnings per share. There were no antidilutive shares for the fiscal year ended January 3, 2004.

The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common equivalent shares outstanding for Carter's, Inc.:

	For the fiscal years ended		
	January 1, 2005	January 3, 2004	December 28, 2002
Net income	$49,658,000	$23,278,000	$19,253,000
Carter's, Inc.'s weighted average number of common and common equivalent shares outstanding:			
Basic number of common shares outstanding	28,125,584	23,611,372	22,453,088
Dilutive effect of stock options and unvested restricted stock awards	1,802,373	1,576,120	1,091,812
Diluted number of common and common equivalent shares outstanding	29,927,957	25,187,492	23,544,900
Basic net income per common share	$ 1.77	$ 0.99	$ 0.86
Diluted net income per common share	$ 1.66	$ 0.92	$ 0.82

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123, "Accounting for Stock-Based Compensation" and supercedes APB 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. We are required to adopt SFAS 123R in our third quarter of fiscal 2005, beginning July 2, 2005. The pro forma disclosures previously permitted under SFAS 123, will no longer be an alternative to financial statement recognition. Additionally, we will use the modified prospective method of adoption which requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R and for all subsequent stock options granted thereafter. The impact of adoption, based upon current options outstanding, is estimated to result in an aggregate reduction in third and fourth quarter of fiscal 2005 pre-tax earnings of approximately $1.3 million or approximately $0.03 per diluted share.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletins ("ARB") No. 43, Chapter 4, "Inventory Pricing" ("ARB 43"), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. SFAS 151 is not expected to have a material impact on the Company.

Note 3: Inventories

Inventories consisted of the following:

dollars in thousands	January 1, 2005	January 3, 2004
Finished goods	$116,137	$102,921
Work in process	3,241	1,572
Raw materials and supplies	1,414	267
Total	$120,792	$104,760

Note 4: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

dollars in thousands	January 1, 2005	January 3, 2004
Land, buildings, and improvements	$ 27,333	$ 26,326
Machinery and equipment	53,863	41,766
Marketing fixtures	11,301	14,686
Construction in progress	2,064	676
	94,561	83,454
Accumulated depreciation and amortization	(41,374)	(32,952)
Total	$ 53,187	$ 50,502

Depreciation and amortization expense was approximately $16,411,000 for the fiscal year ended January 1, 2005, $17,216,000 for the fiscal year ended January 3, 2004, and $13,693,000 for the fiscal year ended December 28, 2002.

Note 5: Long-Term Debt

Long-term debt of TWCC consisted of the following:

dollars in thousands	January 1, 2005	January 3, 2004
Senior credit facility term loan	$ 71,326	$ 99,612
10.875% Series B Senior Subordinated Notes due 2011, net of unamortized discount of $574 in fiscal 2004 and $649 in fiscal 2003	113,176	113,101
	184,502	212,713
Current maturities	(724)	(3,336)
Total	$183,778	$209,377

Senior Credit Facility

The Company has a senior credit facility (the "senior credit facility") with Bank of America (formerly Fleet National Bank) as the administrative agent, and other lenders. The senior credit facility consists of a term loan and a revolving loan facility which provides for a borrowing capacity of up to $80.0 million. Effective November 24, 2004, our senior credit facility was amended to increase our letter of credit sublimit from $40.0 million to $60.0 million and eliminate the requirement to hedge a portion of our variable rate debt.

Prior to July 29, 2003, amounts outstanding under the senior credit facility accrued interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan, determined by reference to the leverage ratio, ranged from 2.25% to 2.75% for Eurodollar rate loans and 2.50% for base rate loans. The applicable interest margin for the revolving loan facility was 3.00% for Eurodollar rate loans and 2.00% for base rate loans. In connection with our senior credit facility amendment effective July 29, 2003, we prepaid our existing Tranche B term loan and replaced it with a new Tranche C term loan providing for a 75 basis point reduction in the applicable interest margins. The applicable interest margins for the term loan and the revolving loan facility are subject to quarterly adjustments based on our achievement of certain leverage ratios. The interest rate otherwise payable under the senior credit facility would increase by 2.0% per annum during the continuance of payment default. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. Interest on the revolving loan facility is payable quarterly. The effective interest rate on variable rate senior credit facility borrowings outstanding at January 1, 2005 and January 3, 2004 was 5.0% and 3.7%.

We completed an initial public offering of Carter's, Inc.'s common stock on October 29, 2003, as further described in Note 1 to the consolidated financial statements. As required by the senior credit facility, we utilized $11.3 million of the proceeds to prepay amounts under the term loan. Furthermore, on December 31, 2003, March 22, 2004, and December 31, 2004 we made voluntary prepayments on the term loan of $6.5 million, $5.0 million, and $20.0 million. As of January 1, 2005, there was $71.3 million in term loan borrowings outstanding and no borrowings under the revolving loan facility (excluding approximately $6.8 million in outstanding letters of credit) and approximately $73.2 million of unused commitment under the senior credit facility for working capital and other purposes.

The senior credit facility, as amended on July 29, 2003, sets forth mandatory and optional prepayment conditions that may result in our use of cash to reduce our debt obligations, including payments of: (i) 50% of the net cash proceeds from an equity issuance by Carter's, Inc., excluding, among other things, any issuance of equity in connection with employee or director stock plans or a permitted acquisition and (ii) 25% or 50% of consolidated excess cash flow (50% or 75% prior to the July 29, 2003 amendment), depending on the applicable leverage ratio, as both terms are defined in the amended senior credit facility. Accordingly, we made a principal prepayment of approximately $2.4 million on March 22, 2004, which is included in current maturities of long-term debt on the January 3, 2004 accompanying consolidated balance sheet. No such prepayment is required in fiscal 2005. The lenders will apply such prepayments first to the term loan and, second, to permanently reduce the revolving loan facility. Subject to certain conditions in the senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

The senior credit facility is collateralized by substantially all of our personal property, some of our real property, and a pledge of all the issued and outstanding stock issued by us and our domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. All of our obligations under the senior credit facility are guaranteed by us and all of our present and future domestic subsidiaries, which may include acquired subsidiaries.

The senior credit facility contains certain covenants which, among other things, limit: the incurrence of additional indebtedness; mergers, acquisitions, and sales of assets; the incurrence of liens or other encumbrances, guarantees, or pledges; the payment of dividends and repurchases of common stock; prepayments of equity and subordinated debt instruments, including the 10.875% senior subordinated notes (the "Notes"); investments; and certain transactions with affiliates. Effective July 29, 2003, the senior credit facility was amended to permit the repurchase of up to $15.0 million of additional senior subordinated notes following our initial public offering, permit a dividend payment of $24.9 million to our equity holders on July 31, 2003, and permit a $2.5 million payment to our vested option holders on July 31, 2003. Our senior credit facility requires us to meet certain financial tests based upon Adjusted EBITDA, as defined, including, without limitation: maximum leverage, minimum interest coverage, and minimum fixed charge coverage. The most restrictive of these covenants as of January 1, 2005, was the maximum leverage ratio, which, based on our level of borrowings, required Adjusted EBITDA to be no less than $52.1 million. Our actual Adjusted EBITDA, as defined in our senior credit facility, for the twelve-month period ended January 1, 2005 was $121.3 million. The senior credit facility also limits the level of annual capital expenditures.

The senior credit facility contains customary events of default, including, among other things: payment defaults; breaches of representations and warranties; covenant defaults; cross-defaults to certain other debt, including the 10.875% senior subordinated notes; events of bankruptcy and insolvency; judgment defaults; invalidity of any guarantee or impairment of any collateral interests supporting the senior credit facility; and a change in our control, as defined in the senior credit facility.

We are also required to pay a periodic administrative agent's fee, a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving loan facility, and letter of credit fronting fees.

After giving effect to the prepayments, described above, remaining principal borrowings under the term loan are due and payable in eleven quarterly installments of $181,031 from March 31, 2005 through September 30, 2007 and four quarterly payments of approximately $17.3 million from December 31, 2007 through September 30, 2008. Any outstanding balance on the revolving loan facility, which includes letters of credit, is payable in full on August 15, 2006.

Senior Subordinated Notes

The Company has $113.2 million of 10.875% senior subordinated notes (less an unamortized discount of $0.6 million), outstanding as of January 1, 2005. Interest on the Notes accrues at the rate of 10.875% per annum and is payable semi-annually in arrears on February 15 and August 15. The principal on the Notes is due in full on August 15, 2011. As permitted by the indenture governing TWCC's senior subordinated notes, on November 28, 2003, we exercised our right to redeem 35% of the aggregate principal amount of the Notes and used approximately $68.7 million of the proceeds from our equity offering further described in Note 1 to the consolidated financial statements, to redeem approximately $61.3 million in outstanding senior subordinated notes and paid a redemption premium of approximately $6.7 million and $0.7 million in related accrued interest charges.

After August 15, 2006, we may redeem all or part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Fiscal year	Percentage
2006	105.438%
2007	103.625%
2008	101.813%
2009 and thereafter	100.000%

The Notes contain provisions and covenants including limitations on other indebtedness, restricted payments and distributions, sales of assets, subsidiary stock, liens, and certain other transactions.

The fair value of our senior subordinated notes was approximately $13.7 million greater than the book value as of January 1, 2005 and $17.6 million greater than the book value as of January 3, 2004. The fair values were estimated based on similar issues or on current rates offered to us for debt of the same remaining maturity.

Note 6: Stockholders' Equity

In connection with the re-incorporation, as further described in Note 1 to the consolidated financial statements, effective September 30, 2003, the total amount of Carter's, Inc.'s authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of January 1, 2005, Carter's, Inc. had outstanding 28,432,452 shares of common stock and no shares of preferred stock.

The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable. Holders of Carter's, Inc.'s common stock are entitled to share equally, share for share, if dividends are declared on Carter's, Inc.'s common stock, whether payable in cash, property, or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution, or winding up of our Company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

Our board of directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

Stock Option Plans and Stock Issuances

At the time of the Acquisition, as further described in Note 1 to the consolidated financial statements, we terminated our existing Management Stock Incentive Plan (the "Former Plan"), which had been formed to provide incentives to our employees and directors. All outstanding stock options under the Former Plan are subsequently covered by the basic component of the 2001 Equity Incentive Plan, which was amended and restated on October 10, 2003 and renamed as our 2003 Equity Incentive Plan (the "Plan") described below, and expire on August 15, 2011. Stock options awarded under the Former Plan and retained by management after the Acquisition ("retained stock options") entitle recipients to purchase Carter's, Inc.'s common stock. The exercise price of all stock options granted under the Former Plan was $1.50 per share, which was deemed to be the fair market value of the stock at the time the stock options were granted. Accordingly, no compensation expense was recognized on the stock options granted. All stock options granted under the Former Plan vested immediately upon the Acquisition.

At the time of the Acquisition, we adopted the 2001 Equity Incentive Plan in order to provide incentives to our employees and directors. Awards under the 2001 Equity Incentive Plan provided recipients with options to purchase shares of Carter's, Inc.'s common stock. There were 4,344,196 shares, as amended and described below, of Carter's, Inc.'s common stock made available under the 2001 Equity Incentive Plan. Two types of stock option awards were issued under the Plan – basic stock options and performance stock options. Basic stock options vest ratably over a five-year period, but immediately vest upon a change in control, as defined. Performance stock options vest after eight years, but may vest earlier, either all or in part, upon our achievement of certain defined performance objectives as of approximately five years after the grant date or the occurrence of one of several events, including a change of control, as defined, or termination of employment. Coincident with the completion of the secondary offering as described in Note 1 to the consolidated financial statements, certain performance objectives have been met and a determination event, as defined, has occurred. Accordingly, performance stock options will now vest ratably over a five-year period from the grant date.

On October 10, 2003, we amended and restated the 2001 Equity Incentive Plan and renamed it the 2003 Equity Incentive Plan. Under the Plan, as amended, the compensation committee of our board of directors may award incentive stock options (ISOs and non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards, and cash payments intended to help defray the cost of awards. The amendment and restatement increased the number of shares available to be delivered under the plan by 400,000. Participation in the amended and restated Plan is limited to those key employees and others who are selected by the compensation committee. Under the amended and restated Plan, the maximum number of shares of stock for which stock options or SARs may be awarded to any participant in any year, and the maximum number of shares of stock deliverable to any participant under other awards for any year, is in each case 4,000,000. The limit on shares available under the Plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. As of January 1, 2005, there are 224,205 shares available for grant under the Plan. The amended and restated Plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction.

Since the number of shares and the exercise price per share are known at the time of grant, each of the basic stock options, performance stock options, and retained stock options qualify for fixed plan accounting. All stock options issued under the Plan expire ten years from the date of grant. The exercise price of the basic and performance stock options issued at the time of the Acquisition in fiscal 2001 was $6.16 per share, which was deemed to be the fair market value of Carter's, Inc.'s common stock at the time the stock options were granted, based upon the purchase price of common stock in the Acquisition of Carter's, Inc. as described in Note 1 to the consolidated financial statements. These were the only stock options granted during fiscal 2001.

In fiscal 2002, we issued 117,000 stock options and recognized approximately $14,500 in compensation expense related to these stock option grants based upon the difference in the estimated fair value of Carter's, Inc.'s common stock at the time the stock options were granted and the exercise price. During fiscal 2002, we also sold shares of Carter's, Inc.'s common stock to two of our directors and issued shares of Carter's, Inc.'s common stock to a consultant. In connection with these transactions, as well as the stock option grants to certain employees, we recorded compensation expense during fiscal 2002 in the amount of approximately $768,000. Additionally, we received cash proceeds of $1.0 million and recorded approximately $1.8 million to our additional paid-in capital.

In fiscal 2003, we issued 398,000 stock options, 321,200 of which were issued at an exercise price that was below the fair value. In connection with these issuances, we recognized approximately $116,800 in compensation expense based upon the difference in the estimated fair value of Carter's, Inc.'s common stock at the time the stock options were granted and the exercise price. The weighted average exercise price and weighted average fair value for the stock options issued below fair value were $13.95 and $19.00. For the remaining stock options issued during fiscal 2003, for which the exercise price was equal to the fair value, the weighted average exercise price and weighted average fair value were $9.88. During fiscal 2003, we also sold shares of Carter's, Inc.'s common stock to two of our directors for cash proceeds of $600,000. In connection with these transactions, as well as the stock option grants to certain employees, we recorded compensation expense of $206,000 and additional paid-in capital in the amount of $600,000.

In fiscal 2004, we issued 396,200 stock options to purchase Carter's, Inc.'s common stock to certain employees. No compensation expense was recorded during fiscal 2004 as a result of stock options granted during that period as the stock options were issued as of the date of grant with an exercise price equal to the fair market value of a share of stock. The weighted average exercise price and weighted average fair value were $29.47. During fiscal 2004, certain employees exercised 444,057 stock options for cash proceeds to Carter's, Inc. of $1,554,580. None of the options issued during fiscal 2004 were exercisable at January 1, 2005.

In fiscal 2004, we issued 3,035 shares of restricted stock to one of our directors on November 4, 2004 with a fair market value of $32.95 on the date of the grant. We received no proceeds from the issuance of restricted stock. In connection with this grant, we recognized $5,000 in compensation expense resulting in $95,000 of deferred compensation at January 1, 2005 to be amortized over the remainder of the three-year vesting period.

A summary of stock option activity under this Plan (in number of shares that may be purchased) is as follows (including options retained by management, which were all originally issued under the Former Plan):

	Basic stock options	Weighted average exercise price per share	Performance stock options	Weighted average exercise price per share	Retained stock options	Weighted average exercise price per share
Outstanding, December 29, 2001	772,464	$ 6.16	1,219,348	$ 6.16	1,379,620	$1.50
Granted	39,004	$ 6.68	77,996	$ 6.84	–	–
Exercised	–	–	–	–	–	–
Forfeited	–	–	–	–	–	–
Expired	–	–	–	–	–	–
Outstanding, December 28, 2002	811,468	$ 6.18	1,297,344	$ 6.20	1,379,620	$1.50
Granted	149,792	$13.16	248,208	$13.16	–	–
Exercised	–	–	–	–	–	–
Forfeited	(16,756)	$ 6.16	(35,244)	$ 6.16	–	–
Expired	–	–	–	–	–	–
Outstanding, January 3, 2004	944,504	$ 7.29	1,510,308	$ 7.35	1,379,620	$1.50
Granted	396,200	$29.47	–	–	–	–
Exercised	(72,889)	$ 6.24	(114,582)	$ 6.24	(256,585)	$1.50
Forfeited	(37,570)	$ 8.31	(76,107)	$ 7.93	–	–
Expired	–	–	–	–	–	–
Outstanding, January 1, 2005	1,230,245	$14.47	1,319,619	$ 7.41	1,123,035	$1.50
Exercisable, January 1, 2005	428,254	$ 6.63	685,688	$ 6.66	1,123,035	$1.50

Retained stock options relate to stock options that were outstanding prior to the Acquisition and became fully vested in connection with the Acquisition.

A summary of basic stock options outstanding and exercisable at January 1, 2005 is as follows:

	Outstanding			Exercisable	
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$ 6 - $10	720,722	6.69 years	$ 6.30	405,589	$ 6.22
$13 - $14	113,323	8.65 years	$13.95	22,665	$13.95
$27 - $33	396,200	9.37 years	$29.47	–	–
	1,230,245	7.74 years	$14.47	428,254	$ 6.63

A summary of performance stock options outstanding and exercisable at January 1, 2005 is as follows:

	Outstanding			Exercisable	
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$ 6 - $10	1,131,742	6.71 years	$ 6.32	648,113	$ 6.24
$13 - $14	187,877	8.65 years	$13.95	37,575	$13.95
	1,319,619	6.98 years	$ 7.41	685,688	$ 6.66

There were 1,123,035 retained stock options outstanding and exercisable as of January 1, 2005 with a weighted average exercise price of $1.50 and weighted average contractual life of 6.63 years.

The weighted average contractual life for the retained, basic, and performance stock options in aggregate as of January 1, 2005 is approximately 7.12 years.

For disclosure purposes only, we have measured compensation expense, in accordance with SFAS 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income if we had applied the fair value recognition provisions of SFAS 123:

	For the fiscal years ended		
dollars in thousands, except per share data	January 1, 2005	January 3, 2004	December 28, 2002
Net income, as reported	$49,658	$23,278	$19,253
Add:			
Stock-based employee compensation (under APB 25) included in reported net income, net of related tax effects	227	72	9
Deduct:			
Total stock-based employee compensation expense determined under the fair value based method (under SFAS 123 and SFAS 148) for all awards, net of related tax effects	(1,747)	(645)	(524)
Pro forma net income	$48,138	$22,705	$18,738
Carter's, Inc.'s net income per common share:			
Basic – as reported	$ 1.77	$ 0.99	$ 0.86
Basic – pro forma	$ 1.71	$ 0.96	$ 0.83
Diluted – as reported	$ 1.66	$ 0.92	$ 0.82
Diluted – pro forma	$ 1.61	$ 0.90	$ 0.80

For basic stock options, using a minimum value method, the fair value of each stock option as of the date of grant was estimated to range from $3.08 to $9.76 per share for stock options granted in fiscal 2003 and $2.44 to $3.95 per share for stock options granted in fiscal 2002. For basic stock options, using the Black-Scholes method, the fair value of each stock option at the date of the grant was estimated to range from $12.67 to $15.41 per share for stock options granted in fiscal 2004, $6.40 to $13.55 per share for stock options granted in fiscal 2003, and $6.31 per share for stock options granted from August 23, 2002 to December 28, 2002.

For performance stock options, using a minimum value method, the fair value of each stock option as of the date of grant was estimated to range from $3.08 to $9.76 per share for stock options granted in fiscal 2003 and $2.44 to $3.95 per share for stock options granted in fiscal 2002. For performance stock options, using the Black-Scholes method, the fair value of each stock option at the date of grant has been estimated to range from $6.40 to $13.55 per share for stock options granted in fiscal 2003 and $6.31 per share for stock options granted from August 23, 2002 to December 28, 2002.

We have determined that the effect on pro forma net income would have been immaterial had compensation expense for our stock option grants, for periods prior to our initial public offering calculated using the minimum value method, been determined based on the fair value method as of the grant date using the Black-Scholes model.

The fair value of options granted subsequent to August 23, 2002 was estimated at the date of grant using the Black-Scholes method with the following weighted average assumptions:

	For the fiscal years ended		For the period from August 23, 2002 through December 28, 2002
	January 1, 2005	January 3, 2004	
Volatility	36.80%	49.58%	49.58%
Risk-free interest rate	3.66%	4.03%	4.05%
Expected lives (years)	7	10	10
Dividend yield	–	–	–

Note 7: Employee Benefit Plans

We offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare Supplement plan. We also offer life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and our liabilities are net of these employee contributions.

The following is a reconciliation of the Accumulated Post-Retirement Benefit Obligations ("APBO") under this plan:

	For the fiscal years ended		
dollars in thousands	January 1, 2005	January 3, 2004	December 28, 2002
Benefit Obligation (APBO) at beginning of period	$10,439	$10,221	$ 9,952
Service cost	89	80	71
Interest cost	631	630	611
Plan participants' contributions	–	17	1,044
Actuarial loss	888	408	477
Benefits paid	(561)	(917)	(1,934)
APBO at end of period	$11,486	$10,439	$10,221

Our contribution for these post-retirement benefit obligations was $857,796 in fiscal year 2004, $824,948 in fiscal year 2003, and $890,521 in fiscal year 2002. We expect that our contribution for post-retirement benefit obligations in fiscal 2005 will be approximately $800,000. We do not pre-fund this plan and as a result there are no plan assets. The measurement date used to determine the post-retirement benefit obligations is as of the end of the fiscal year.

The funded status of the plan is reconciled to the accrued post-retirement benefit liability recognized primarily in other long-term liabilities in the accompanying consolidated balance sheets, as follows:

dollars in thousands	January 1, 2005	January 3, 2004
Funded status (unfunded APBO)	$11,486	$10,439
Unrecognized net loss from past experience different from that assumed and from changes in assumptions	(2,198)	(1,408)
Accrued benefit cost	$ 9,288	$ 9,031

The discount rates used in determining the APBO were as follows:

	January 1, 2005	January 3, 2004
Discount rates	5.75%	6.00%

The components of post-retirement benefit expense charged to operations are as follows:

	For the fiscal years ended	
dollars in thousands	January 1, 2005	January 3, 2004
Service cost – benefits attributed to service during the period	$ 89	$ 80
Interest cost on accumulated post-retirement benefit obligation	631	630
Amortization of net actuarial loss	97	–
Total net periodic post-retirement benefit cost	$817	$710

The discount rates used in determining the net periodic post-retirement benefit costs were as follows:

	For the fiscal years ended	
	January 1, 2005	January 3, 2004
Discount rates	6.0%	6.5%

The effects on our plan of all future increases in health care costs are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on our future financial results.

We have an obligation under a defined benefit plan covering certain former officers. At January 1, 2005 and January 3, 2004, the present value of the estimated remaining payments under this plan was approximately $1.4 million and is included in other current and long-term liabilities in the accompanying consolidated balance sheets.

We also sponsor a defined contribution plan within the United States. The plan covers employees who are at least 21 years of age and have completed three months of service, during which at least 257 hours were served. The plan provides for the option for employee contributions up to statutory limits, of which we match up to 4% of the employee contribution, at a rate of 100% on the first 3% and 50% of the second 2%. Our expense for the defined contribution plan totaled approximately $1,761,000 for the fiscal year ended January 1, 2005, $1,649,000 for the fiscal year ended January 3, 2004, and $1,363,000 for the fiscal year ended December 28, 2002.

Note 8: Income Taxes

The provision (benefit) for income taxes consisted of the following:

dollars in thousands	For the fiscal years ended January 1, 2005	January 3, 2004	December 28, 2002
Current tax provision:			
Federal	$30,224	$12,858	$11,833
State	5,570	2,122	1,917
Foreign	199	369	525
Total current provision	35,993	15,349	14,275
Deferred tax (benefit) provision:			
Federal	(2,800)	266	(1,126)
State	(343)	33	(138)
Total deferred (benefit) provision	(3,143)	299	(1,264)
Total provision	$32,850	$15,648	$13,011

Components of deferred tax assets and liabilities were as follows:

dollars in thousands	January 1, 2005	January 3, 2004
Current deferred taxes:	Assets (Liabilities)	
Accounts receivable allowance	$ 3,777	$ 3,042
Inventory	5,465	3,212
Accrued liabilities	3,205	2,863
Deferred employee benefits	(369)	(470)
Other	493	398
Total current deferred taxes	$ 12,571	$ 9,045
Non-current deferred taxes:		
Depreciation	$ (6,085)	$ (4,673)
Tradename and licensing agreements	(81,486)	(82,643)
Deferred employee benefits	3,939	3,937
Other	53	183
Total non-current deferred taxes	$(83,579)	$(83,196)

The difference between our effective income tax rate and the federal statutory tax rate is reconciled below:

	For the fiscal years ended January 1, 2005	January 3, 2004
Statutory federal income tax rate	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.1	3.6
U.S. tax on closure of Costa Rican facilities	0.3	1.2
Non-deductible stock offering expenses	0.3	–
Foreign income, net of tax	0.1	0.3
Other	–	0.1
Total	39.8%	40.2%

The portion of income before income taxes attributable to foreign income was approximately $390,000 for the fiscal year ended January 1, 2005, $750,000 for the fiscal year ended January 3, 2004, and $1,276,000 for the fiscal year ended December 28, 2002.

Note 9: Lease Commitments

Rent expense under operating leases was approximately $24,416,000 for the fiscal year ended January 1, 2005, $22,356,000 for the fiscal year ended January 3, 2004, and $20,584,000 for the fiscal year ended December 28, 2002.

Minimum annual rental commitments under current noncancellable operating leases as of January 1, 2005 were as follows:

dollars in thousands Fiscal year	Buildings, primarily retail stores	Transportation equipment	Data processing equipment	Manufacturing equipment	Total noncancellable leases
2005	$18,780	$ 68	$ 997	$274	$20,119
2006	16,262	51	589	156	17,058
2007	13,522	50	341	62	13,975
2008	10,524	28	23	11	10,586
2009	7,794	18	7	–	7,819
Thereafter	28,945	2	–	–	28,947
Total	$95,827	$217	$1,957	$503	$98,504

We currently operate 180 leased retail stores located primarily in outlet and strip centers across the United States, having an average size of approximately 4,900 square feet. Generally, leases have an average term of approximately five years with additional five-year renewal options. In February 2001, we entered into a ten-year lease agreement for our corporate office in Atlanta, Georgia. On December 21, 2004, this lease was amended to include an additional floor of the building, effective July 3, 2005 and to extend the lease term until June 30, 2015. This lease has a five-year renewal option. We lease office space in Griffin, Georgia which expires December 2005 with a one-year renewal option. We also lease office space in Shelton, Connecticut which expires December 2006 with a five-year renewal option. We also lease office space in New York, New York which expires January 2015, as amended February 1, 2005. In January 2003, we entered into a seven-year lease agreement, with a cancellation option after four years, for a distribution facility in Stockbridge, Georgia which expires March 2010 with options to renew up to 13 years. Internationally, we lease two sewing facilities, one in Linares and one in Montemorelos, Mexico with leases that expire July 2007 and July 2008, each with ten-year renewal options.

In accordance with SFAS No. 13, "Accounting for Leases," we review all of our leases to determine whether they qualify as operating or capital leases. As of January 1, 2005, all of our leases are classified as operating. Leasehold improvements are amortized over the lesser of the useful life of the asset or current lease term. We account for free rent periods and scheduled rent increases on a straight-line basis over the lease term. Landlord allowances and incentives are recorded as deferred rent and are amortized as a reduction to rent expense over the lease term.

Note 10: Commitments and Contingencies

We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. From time to time, our operations have resulted or may result in noncompliance with or liability pursuant to environmental laws. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

As of January 1, 2005, we have entered into various purchase order commitments with full-package suppliers for merchandise for resale that approximates $105.3 million. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

Note 11: Other Current Liabilities

Other current liabilities consisted of the following:

dollars in thousands	January 1, 2005	January 3, 2004
Accrued income taxes	$10,726	$12,539
Accrued incentive compensation	9,378	5,928
Accrued interest	4,852	4,783
Accrued workers' compensation	3,700	3,575
Other current liabilities	12,040	10,580
Total	$40,696	$37,405

Note 12: Valuation and Qualifying Accounts

Information regarding accounts receivable and inventory reserves is as follows:

dollars in thousands	Accounts receivable reserves	Inventory reserves
Balance, December 29, 2001	$ 1,673	$ 1,681
Additions, charged to expense	2,578	1,177
Write-offs	(2,371)	–
Balance, December 28, 2002	1,880	2,858
Additions, charged to expense	2,161	6,682
Write-offs	(1,678)	(4,508)
Balance, January 3, 2004	2,363	5,032
Additions, charged to expense	3,520	11,119
Write-offs	(3,005)	(6,267)
Balance, January 1, 2005	$ 2,878	$ 9,884

Note 13: Related Party Transactions

In connection with the Acquisition, we entered into a management agreement with Berkshire Partners. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million commencing on the first anniversary of the Acquisition. This agreement was terminated for $2.6 million upon completion of the initial public offering as further described in Note 1 to the consolidated financial statements.

In January 2000, we issued a loan to Frederick J. Rowan, II, our Chairman and Chief Executive Officer, in the amount of $4.3 million, the proceeds of which were used by Mr. Rowan to repay a previous loan from us in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. Neither of the original loan or the amended loan was issued in connection with the purchase of Carter's, Inc.'s common stock. As amended, the $4.3 million loan is payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. In December 2002, Mr. Rowan made a voluntary payment of $1.5 million on this obligation. The loan is payable upon demand and is collateralized by his equity in Carter's, Inc.'s common stock. The loan bears interest at the average rate payable by us under the revolving loan facility. The loan is prepayable with proceeds of any disposition of Mr. Rowan's stock in Carter's. The highest outstanding balance under Mr. Rowan's loan during fiscal 2004 was approximately $3.4 million. As of January 1, 2005, the outstanding balance of this obligation, including interest accrued thereon, is approximately $2.9 million and is included in other assets on the accompanying consolidated balance sheet.

In December of 2002, we paid Mr. Rowan a special bonus of $5.0 million.

Note 14: Segment Information

We report segment information in accordance with the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires segment information to be disclosed based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. During the third quarter of fiscal 2003, we revised our methodology for evaluating and reporting profitability. As a result of the launch of our *Child of Mine* brand with Wal-Mart, we have expanded our presence in the mass channel resulting in the establishment of a new segment of our business.

Under our previous method of evaluating and reporting the profitability of our segments, each segment's results included costs directly related to the segment's revenue and all other costs were allocated based on the relationship to consolidated net sales or units produced to support each segment's revenue. Intersegment sales and transfers were recorded at cost and were treated as a transfer of inventory.

Under our new methodology, segment results include the direct costs of each segment (on the same basis as the previous methodology) and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, the Berkshire Partners LLC management fee (see Note 13 to the consolidated financial statements), and various other general corporate costs that are not specifically allocable to our segments, are included in other reconciling items below. Intersegment sales and transfers continue to be recorded at cost and are treated as a transfer of inventory. Prior period segment information has been reclassified to conform with the current presentation. The accounting policies of the segments are the same as those described in Note 2 "Summary of Significant Accounting Policies" to the consolidated financial statements.

The table below presents certain segment information for the periods indicated:

	For the fiscal years ended					
dollars in thousands	January 1, 2005	% of total	January 3, 2004	% of total	December 28, 2002	% of total
Net sales:						
Wholesale	$385,810	46.9%	$356,888	50.7%	$301,993	52.1%
Retail	291,362	35.4%	263,206	37.4%	253,751	43.8%
Mass channel	145,949	17.7%	83,732	11.9%	23,803	4.1%
Total net sales	$823,121	100.0%	$703,826	100.0%	$579,547	100.0%
		% of net sales		% of net sales		% of net sales
Operating income:						
Wholesale	$ 56,515	14.6%	$ 49,192	13.8%	$ 43,623	14.4%
Retail	61,117	21.0%	52,280	19.9%	53,837	21.2%
Mass channel	15,312	10.5%	4,833	5.8%	(3,427)	(14.4%)
Other reconciling items	(31,919)	(3.9%)	(31,665)	(4.5%)	(33,468)	(5.8%)
Total operating income	$101,025	12.3%	$ 74,640	10.6%	$ 60,565	10.5%

In fiscal 2004, one customer in our wholesale segment accounted for 10.0% of consolidated net sales and one customer in our mass channel segment accounted for 10.7% of consolidated net sales.

The table below represents inventory by segment:

dollars in thousands	January 1, 2005	January 3, 2004
Wholesale	$ 70,435	$ 62,991
Retail	25,116	19,817
Mass channel	25,241	21,952
Total	$120,792	$104,760

Wholesale inventories include inventory produced and warehoused for the retail segment.

The following represents property, plant, and equipment, net, by geographic area:

dollars in thousands	January 1, 2005	January 3, 2004
United States	$51,055	$47,676
International	2,132	2,826
Total	$53,187	$50,502

Our international operations consist of sewing facilities and, accordingly, no revenues are recorded at these locations.

The following represents goodwill by segment:

dollars in thousands	January 1, 2005	January 3, 2004
Wholesale	$ 52,843	$ 52,843
Retail	83,654	83,654
Mass channel	2,785	2,785
Total	$139,282	$139,282

Note 15: Closure Costs

In the fourth quarter of fiscal 2002, we recorded a charge of approximately $150,000 related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia which was sold in the second quarter of fiscal 2003.

On July 3, 2004, we closed our distribution facility located in Leola, Pennsylvania in order to consolidate shipping operations with our remaining three distribution facilities located in Georgia. This closure was announced to affected employees on June 1, 2004. Total employees terminated as of January 1, 2005 were 35. As a result of this closure, we recorded approximately $175,000 in severance and other exit costs. As of January 1, 2005, we have approximately $18,000 accrued for additional severance costs included in other current liabilities in the accompanying balance sheet.

In July of 2003, we decided to exit our sewing facilities located in Costa Rica given our ability to obtain lower costs from third-party suppliers. Such closures were announced on September 16, 2003 and the facilities were held and used for production through the end of November 2003. Total employees terminated as a result of these closures were 1,474. As a result of these closures, we recorded approximately $1,306,000 in accelerated depreciation during the third and fourth quarters of fiscal 2003 (included in cost of goods sold). Additionally, in fiscal 2003 we recorded closure costs of $1,041,000 comprised of $184,000 of asset impairment charges, $483,000 of severance, and $374,000 in other exit costs. We also incurred approximately $424,000 in the fourth quarter of fiscal 2003 and $285,000 in fiscal 2004 of federal income tax expense related to the dissolution of the Costa Rican subsidiaries (included in the provision for income taxes). During fiscal 2004, we reversed approximately $136,000 of severance costs and other termination benefits previously accrued for these closures and recorded approximately $74,000 of severance and $371,000 of other exit costs related to these closures.

Activity associated with the closure cost reserves for our Costa Rican sewing facility and our distribution facility in Leola, Pennsylvania for the fiscal year ended January 1, 2005 is as follows:

	January 3, 2004 reserves	Provisions	Payments	January 1, 2005 reserves
Severance and other termination benefits	$274,000	$172,000	$(428,000)	$18,000
Other exit costs	–	448,000	(448,000)	–
Total	$274,000	$620,000	$(876,000)	$18,000

Note 16: Unaudited Quarterly Financial Data

Unaudited summarized financial data by quarter for the fiscal years ended January 1, 2005 and January 3, 2004 is presented in the table below:

dollars in thousands, except per share data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2004:				
Net sales	$182,720	$156,307	$251,357	$232,737
Gross profit	66,270	59,591	87,867	84,311
Selling, general, and administrative expenses	47,370	48,024	56,280	57,082
Royalty income	3,164	2,504	3,589	3,105
Operating income	21,530	14,065	35,127	30,303
Net income	10,313	5,917	18,412	15,016
Basic EPS	0.37	0.21	0.65	0.53
Diluted EPS	0.35	0.20	0.62	0.50
2003:				
Net sales	$165,993	$140,008	$212,135	$185,690
Gross profit	60,604	49,855	75,684	69,143
Selling, general, and administrative expenses	44,921	41,843	51,896	49,368
Royalty income	2,554	1,903	3,692	2,876
Operating income	18,237	9,915	27,365	19,123
Net income	6,910	2,088	12,655	1,625
Basic EPS	0.31	0.09	0.56	0.06
Diluted EPS	0.29	0.09	0.52	0.06

Note 17: Financial Information of The William Carter Company

Subsequent to the Acquisition described in Note 1 to the consolidated financial statements, there are substantially no differences in the statements of operations and cash flows of Carter's, Inc. and TWCC and substantially no differences in the balance sheet other than the components of equity. The stockholder's equity of TWCC as of January 1, 2005 equals that of Carter's, Inc., however, its components of the common stock and additional paid-in capital accounts are different. The table below presents information regarding the balances and changes in common stock and additional paid-in capital of TWCC for each of the three fiscal years ended January 1, 2005.

dollars in thousands	Common stock	Additional paid-in capital	Deferred compensation	Retained earnings
Balance at December 29, 2001	$ –	$144,877	$ –	$ 12,838
Capital contributions from Carter's, Inc.		1,000		
Stock compensation		768		
Net income				19,253
Balance at December 28, 2002	–	146,645	–	32,091
Capital contributions from Carter's, Inc. (1)		95,092		
Dividends to Carter's, Inc.				(24,893)
Stock compensation		323		
Net income				23,278
Balance at January 3, 2004	–	242,060	–	30,476
Capital contributions from Carter's, Inc. (2)		1,555		
Stock compensation		372		
Tax benefit from exercise of stock options		3,807		
Issuance of restricted stock (3)		100	(100)	
Amortization of deferred compensation			5	
Net income				49,658
Balance at January 1, 2005	$ –	$247,894	$ (95)	$ 80,134

(1) Includes the net proceeds received by Carter's, Inc. of approximately $93.9 million from the sale of its common stock as further described in Note 1 to the consolidated financial statements that were contributed to TWCC, $600,000 related to the sale of common stock to two of our directors, and a capital contribution of $623,000 from Carter's, Inc.

(2) Relates to the proceeds received by Carter's, Inc. from the issuance of 444,057 shares of Carter's, Inc.'s common stock upon the exercise of stock options.

(3) Relates to the issuance of 3,035 shares of restricted stock to one of our directors.

Stock Price, Dividend Information, and Related Stockholder Matters

Since October 24, 2003, Carter's, Inc.'s common stock has traded on the New York Stock Exchange under the symbol CRI. Prior to October 24, 2003, Carter's, Inc.'s common stock was not publicly traded. The last reported sale price per share of Carter's, Inc.'s common stock on March 1, 2005 was $39.25, and on that date there were approximately 14,253 holders of record of Carter's, Inc.'s common stock.

The following table sets forth for the period indicated the high and low sales prices per share of common stock as reported by the New York Stock Exchange:

2003	High	Low
Fourth quarter (commencing October 24, 2003)	$29.90	$23.40
2004		
First quarter	$31.35	$24.90
Second quarter	$31.72	$27.75
Third quarter	$29.64	$24.67
Fourth quarter	$35.59	$27.89

No purchases of Carter's, Inc.'s common stock were made by or on behalf of the Company or any affiliated purchaser during the fourth quarter of fiscal 2004.

Dividends

On July 31, 2003, prior to the initial public offering, we paid a cash dividend of approximately $24.9 million on the outstanding shares of Carter's, Inc.'s common stock to the stockholders of record as of July 30, 2003. At the same time, we paid a special bonus of approximately $2.5 million to our vested option holders. We have not paid any dividends since July 31, 2003.

We do not anticipate paying additional cash dividends on Carter's, Inc.'s common stock in the foreseeable future but intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements, and such other factors as our board of directors deems relevant. Provisions in the indenture governing TWCC's senior subordinated notes restrict its ability to pay dividends to Carter's, Inc. except to the extent that TWCC has cumulative net income, in which case it may use 50% of that amount to pay dividends or make other restricted payments. Provisions in the senior credit facility prevent us from paying future dividends and making other distributions and transfers (see Note 5 to the accompanying consolidated financial statements).

Equity Compensation Plan Information

The following table provides information about our equity compensation plan as of our last fiscal year:

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, restricted stock awards, and rights	Weighted average exercise price of outstanding options, warrants, restricted stock awards, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders [1]	3,675,934	$7.99	224,205
Equity compensation plans not approved by security holders	–	–	–
Total	3,675,934	$7.99	224,205

[1] Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc.'s 2003 Equity Incentive Plan.

Recent Sales of Unregistered Securities

The following information is furnished with regard to all unregistered securities sold or issued during the fourth quarter of fiscal 2004.

(a) During the fourth quarter of fiscal 2004, certain employees exercised 98,080 options to purchase common stock for cash proceeds of $346,925. Such proceeds were used for general working capital purposes.

(b) During the fourth quarter of fiscal 2004, we issued 30,000 options to purchase common stock to an employee with a weighted average exercise price of $32.95.

(c) During the fourth quarter of fiscal 2004, we issued 3,035 shares of restricted stock to one of our directors.

Leadership Team

Board of Directors

Frederick J. Rowan, II
Chairman of the Board of Directors and Chief Executive Officer, Carter's
Frederick J. Rowan, II joined us in 1992 as President and Chief Executive Officer and became Chairman of our Board of Directors in October 1996. Prior to joining us, Mr. Rowan was Group Vice President of VF Corporation, a multi-division apparel company and, among other positions, served as President and Chief Executive Officer of both The HD Lee Company Inc. and Bassett-Walker, Inc., divisions of VF Corporation. Mr. Rowan, who has been involved in the textile and apparel industries for 40 years, has been in senior executive positions for nearly 28 of those years. Mr. Rowan began his career at the DuPont Corporation and later joined Aileen, Inc., a manufacturer of women's apparel, where he subsequently became President and Chief Operating Officer. On June 1, 2004, the Company named Joseph Pacifico, formerly Carter's President of Marketing, as President of Carter's, Inc. Mr. Rowan continues to serve as our Chairman of the Board of Directors and Chief Executive Officer.

Bradley M. Bloom [2]
Managing Director, Berkshire Partners LLC
Bradley M. Bloom became a director in August 2001. Mr. Bloom is a Managing Director of Berkshire Partners LLC, which he co-founded in 1986. He has been a director of several of Berkshire Partners' consumer and retailing companies including STB Beauty, Inc., Acosta, Inc., Gordon Brothers Group, Sterling, Inc., America's Best Contacts and Eyeglasses, L.P., and Miami Cruiseline Services Holdings I.B.V.

Paul Fulton [1, 2 (chair)]
Non-Executive Chairman of the Board, Bassett Furniture Industries, Incorporated
Paul Fulton became a director in May 2002. Mr. Fulton retired as President of Sara Lee Corp. in 1993, after spending 34 years with the company. He is currently non-Executive Chairman of the Board of Bassett Furniture Industries, Incorporated, where he has been a board member since August 1993. Mr. Fulton is also a current board member of Bank of America Corporation, has been a board member since October 1989 of Sonoco Products Company, Inc., and has been on the board of Lowe's Companies, Inc., since December 1996.

Ross M. Jones [3 (chair)]
Managing Director, Berkshire Partners LLC
Ross M. Jones became a director in August 2001. Mr. Jones is a Managing Director of Berkshire Partners LLC, which he joined in 1993. He has been a director of several of Berkshire Partners' consumer, retailing,

David Pulver [1 (chair)]
President, Cornerstone Capital, Inc.
David Pulver became a director in January 2002. Mr. Pulver has been a private investor for approximately 22 years, is the President of Cornerstone Capital, Inc., and has been a board member of Hearst-Argyle Television, Inc. since August of 1997. Mr. Pulver was a founder of The Children's Place, Inc. and served as its Chairman and Co-Chief Executive Officer until 1982.

Elizabeth A. Smith [2]
Executive Vice President and Brand President, Avon Products, Inc.
Elizabeth A. Smith became a director in November 2004. Effective January 1, 2005, Ms. Smith became Executive Vice President and Brand President of Avon Products, Inc. Ms. Smith was formerly the Group Vice President for Kraft Foods North America and President of Beverage and Grocery Sectors. From 1990 to 2004, she held various management positions at Kraft Foods, Inc. including President, Beverages, Desserts and Cereals where she had responsibility for managing many well known brands.

John R. Welch [3]
Former President of Mast Industries (Far East) Ltd.
John R. Welch became a director in February 2003. Mr. Welch retired as President of Mast Industries (Far East) Ltd. in April 2002 after spending the previous 18 years with the company. Mr. Welch also served as Executive Vice President of Operations at Warnaco Knitwear, a division of Warnaco, Inc. from August 1978 to December 1983. Mr. Welch is currently a board member of Brandot International Ltd.

Thomas Whiddon [1, 3]
Former Executive Vice President–Logistics and Technology and Chief Financial Officer of Lowe's Companies, Inc.
Thomas Whiddon became a director in August of 2003. Mr. Whiddon retired as Executive Vice President–Logistics and Technology of Lowe's Companies, Inc. in March 2003, a position he held since 2000 after serving as the company's Chief Financial Officer from 1996 to 2000. Mr. Whiddon has over 30 years of accounting and financial experience. Mr. Whiddon is currently a board member of STB Beauty, Inc., Sonoco Products Company, Inc., and of Dollar Tree Stores, Inc.

Committee Memberships:
[1] Audit
[2] Compensation
[3] Nominating & Corporate Governance

Executive Committee and Management

Frederick J. Rowan, II
Chairman of the Board of Directors and Chief Executive Officer

Joseph Pacifico
President

David A. Brown
Executive Vice President, Operations

Suzanne Calkins
Senior Vice President, Strategic Development

Michael D. Casey
Executive Vice President and Chief Financial Officer

Robin Rice
Executive Vice President, Marketing

Charles E. Whetzel, Jr.
Executive Vice President, Global Sourcing

Doug Boyle
Senior Vice President, Global Sourcing

Joseph Elles
Senior Vice President, Sales

Brendan M. Gibbons
Vice President, General Counsel

Trevor Lang
Vice President, Finance

Eric M. Martin
Vice President, Investor Relations

Kevin W. Mitchael
Vice President, Brand and Consumer Marketing

Andrew B. North
Vice President, Corporate Compliance

Clyde D. Stutts
Vice President, Human Resources

Mark Syrstad
President, Retail Stores

Corporate Information

Company Address

Carter's, Inc.
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309

Website: www.carters.com

Annual Meeting

The Annual Meeting of Stockholders is scheduled for 9:00 a.m., Thursday, May 12 at the Atlanta History Center, 130 West Paces Ferry Road NW, Atlanta, Georgia 30305.

Stock Exchange Listing

New York Stock Exchange (Trading Symbol "CRI")

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, Connecticut 06901

Legal Counsel

Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

Investor Relations

For further information on Carter's, additional copies of this report, Form 10-K, or other financial information, contact:

Eric M. Martin
Vice President, Investor Relations
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
404.745.2700

References to market share in this annual report reflect our estimated share of a market expressed as a percentage of total retail revenues, of such market, derived from NPD Fashionworld's data issued February 1, 2005. Carter's



Concept and Design: www.crittgraham.com Copy: Mimi Bean



If they could just stay little
'til their Carter's wear out.

Carter's, Inc. 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309 • 888.782.9548 **www.carters.com**